Old Mutual Columbus Circle Technology and Communications Portfolio

Old Mutual Growth II Portfolio

Old Mutual Large Cap Growth Portfolio

Old Mutual Large Cap Growth Concentrated Portfolio

Old Mutual Mid-Cap Portfolio

Old Mutual Select Value Portfolio

Old Mutual Small Cap Portfolio

Old Mutual Small Cap Growth Portfolio



OLD MUTUAL®

Insurance Series Fund

Old Mutual Columbus Circle Technology and
Communications Portfolio

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/ or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawal from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

The portfolio may utilize call options as part of its investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities and are not suitable for all investors.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Old Mutual Columbus Circle Technology and Communications Portfolio

Portfolio Summary (Unaudited)

Top Ten Holdings as of June 30, 2008

Apple	5.4%
International Business Machines	4.8%
Qualcomm	4.6%
Genentech	3.8%
Google, Cl A	3.6%
Research In Motion	3.6%
Marvell Technology Group	3.6%
Applied Materials	3.5%
Genzyme	3.5%
Alcon	3.1%
As a % of Total Portfolio Investments	39.5%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



- Cash Equivalents (2.0%)
- Consumer Discretionary (1.6%)
- Telecommunications Services (5.0%)
- Energy (3.3%)
- Materials (2.3%)
- Health Care (17.2%)
- Industrials (3.5%)
- Information Technology (65.1%)

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 96.6%		
Agricultural Chemicals — 1.2%		
Monsanto	5,400	$ 683
Total Agricultural Chemicals		683
Applications Software — 1.0%		
Salesforce.com*	8,100	553
Total Applications Software		553
B2B/E-Commerce — 1.5%		
Ariba*	56,500	831
Total B2B/E-Commerce		831
Cable TV — 1.5%		
Comcast, Cl A	44,000	835
Total Cable TV		835
Chemicals-Diversified — 1.0%		
Rockwood Holdings*	15,700	546
Total Chemicals-Diversified		546
Commercial Services-Finance — 3.9%		
MasterCard, Cl A	3,700	982
Visa, Cl A*	14,400	1,171
Total Commercial Services-Finance		2,153
Computer Software — 0.5%		
Omniture* (A)	13,672	254
Total Computer Software		254
Computers — 15.5%		
Apple*	17,400	2,913
Hewlett-Packard (A)	23,500	1,039
International Business Machines	21,700	2,572
Research In Motion*	16,600	1,941
Total Computers		8,465
E-Commerce/Services — 0.9%		
eBay*	17,000	465
Total E-Commerce/Services		465
Electronic Components-Semiconductors — 3.8%		
Lattice Semiconductor*	256,000	801
Monolithic Power Systems*	24,800	536
Netlogic Microsystems*	22,944	762
Total Electronic Components-Semiconductors		2,099
Electronic Connectors — 1.0%		
Amphenol, Cl A	11,900	534
Total Electronic Connectors		534

Description	Shares	Value (000)
Electronic Forms — 2.0%		
Adobe Systems*	27,448	$ 1,081
Total Electronic Forms		1,081
Energy-Alternate Sources — 2.9%		
Energy Conversion Devices*	9,700	714
First Solar*	3,200	873
Total Energy-Alternate Sources		1,587
Enterprise Software/Services — 3.2%		
BMC Software*	33,600	1,210
Concur Technologies* (A)	17,100	568
Total Enterprise Software/Services		1,778
Industrial Audio & Video Products — 1.4%		
Dolby Laboratories, Cl A*	18,900	762
Total Industrial Audio & Video Products		762
Internet Infrastructure Software — 3.4%		
Akamai Technologies* (A)	21,600	751
F5 Networks*	38,000	1,080
Total Internet Infrastructure Software		1,831
Internet Security — 2.1%		
VeriSign*	30,800	1,164
Total Internet Security		1,164
Machinery-Construction & Mining — 0.6%		
Joy Global	4,055	307
Total Machinery-Construction & Mining		307
Medical Instruments — 1.1%		
NuVasive*	13,000	581
Total Medical Instruments		581
Medical-Biomedical/Genetic — 10.7%		
Celgene*	8,900	568
Genentech*	27,300	2,072
Genzyme*	26,100	1,880
Gilead Sciences*	24,600	1,303
Total Medical-Biomedical/Genetic		5,823
Networking Products — 4.0%		
Cisco Systems* (A)	70,400	1,638
Juniper Networks* (A)	25,000	555
Total Networking Products		2,193
Oil Field Machinery & Equipment — 3.3%		
Cameron International*	17,900	991
National Oilwell Varco*	9,000	798
Total Oil Field Machinery & Equipment		1,789

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Optical Supplies — 3.1%		
Alcon	10,300	$ 1,677
Total Optical Supplies		1,677
Patient Monitoring Equipment — 1.4%		
Masimo*	22,000	756
Total Patient Monitoring Equipment		756
Semiconductor Components-Integrated Circuits — 3.5%		
Marvell Technology Group*	109,400	1,932
Total Semiconductor Components-Integrated Circuits		1,932
Semiconductor Equipment — 4.4%		
Applied Materials	99,600	1,901
Veeco Instruments*	31,537	507
Total Semiconductor Equipment		2,408
Telecommunications Equipment — 1.0%		
CommScope*	10,800	570
Total Telecommunications Equipment		570
Telecommunications Equipment-Fiber Optics — 1.8%		
Corning (A)	42,600	982
Total Telecommunications Equipment-Fiber Optics		982
Therapeutics — 0.8%		
BioMarin Pharmaceuticals*	15,500	449
Total Therapeutics		449
Web Hosting/Design — 1.0%		
Equinix*	6,200	553
Total Web Hosting/Design		553
Web Portals/ISP — 3.6%		
Google, Cl A*	3,700	1,948
Total Web Portals/ISP		1,948
Wireless Equipment — 9.5%		
American Tower, Cl A*	18,300	773
Qualcomm	56,400	2,502
Rogers Communications, Cl B	27,100	1,048
SBA Communications, Cl A*	23,800	857
Total Wireless Equipment		5,180
Total Common Stock (Cost $46,345)		52,769

Description	Shares	Value (000)
Money Market Fund — 2.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (B)	1,095,879	$ 1,096
Total Money Market Fund (Cost $1,096)		1,096
Total Investments — 98.6% (Cost $47,441)		53,865
Written Options — (0.8)%		
Akamai Technologies, January 2009, 100 Call, Strike Price: $40*	(70)	(24)
Cisco Systems, January 2009, 100 Call, Strike Price: $25*	(477)	(80)
Cisco Systems, January 2009, 100 Call, Strike Price: $20*	(227)	(102)
Concur Technologies, November 2008, 100 Call, Strike Price: $40*	(171)	(38)
Corning, January 2009, 100 Call, Strike Price: $25*	(426)	(80)
Hewlett-Packard, January 2009, 100 Call, Strike Price: $40*	(115)	(81)
Juniper Networks, January 2009, 100 Call, Strike Price: $25*	(250)	(50)
Omniture, December 2008, 100 Call, Strike Price: $35*	(20)	(1)
Total Written Options (Premiums received $500)		(456)
Other Assets and Liabilities, Net — 2.2%		1,206
Total Net Assets — 100.0%		$ 54,615

* Non-income producing security.

(A) — All or a portion of the security has been pledged as collateral for written option contracts.

(B) — The rate reported represents the 7-day effective yield as of June 30, 2008.

Cl — Class

ISP — Internet Service Provider

Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)	Written Options (000)
Level 1 – quoted prices	$53,865	$(456)
Level 2 – other significant observable inputs	—	—
Level 3 – significant unobservable inputs	—	—
Total	$53,865	$(456)

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JUNE 30, 2008 (UNAUDITED)

	Old Mutual Columbus Circle Technology and Communications Portfolio
Assets:	
Investment Securities, at cost	$ 47,441
Investment Securities, at value	$ 53,865
Receivable for Capital Shares Sold	1
Receivable for Investment Securities Sold	5,913
Receivable for Dividends and Interest	9
Receivable from Investment Advisor	52
Total Assets	59,840
Liabilities:	
Written Options, at Value (Premiums received of $500)	456
Payable for Investment Securities Purchased	4,485
Payable for Management Fees	78
Payable for Capital Shares Redeemed	63
Payable for Trustees' Fees	35
Accrued Expenses	108
Total Liabilities	5,225
Net Assets	$ 54,615
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 18,225,689 outstanding shares of beneficial interest	$ 1,434,545
Undistributed Net Investment Income	22
Accumulated Net Realized Loss on Investments and Written Options Contracts	(1,386,420)
Net Unrealized Appreciation on Investments and Written Options Contracts	6,468
Net Assets	$ 54,615
Net Asset Value, Offering and Redemption Price Per Share	$ 3.00

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 (UNAUDITED)

	Old Mutual Columbus Circle Technology and Communications Portfolio
Investment Income:	
Dividends	$ 277
Less: Foreign Taxes Withheld	(8)
Total Investment Income	269
Expenses:	
Management Fees	276
Trustees' Fees	43
Custodian Fees	8
Professional Fees	42
Printing Fees	25
Transfer Agent Fees	11
Other Expenses	14
Total Expenses	419
Less:	
Waiver of Management Fees	(172)
Net Expenses	247
Net Investment Income	22
Net Realized Gain from Security Transactions	283
Net Realized Gain on Foreign Currency Transactions	1
Net Realized Gain on Written Option Contracts	325
Net Change in Unrealized Depreciation on Investments	(11,483)
Net Change in Unrealized Appreciation on Written Option Contracts	30
Net Realized and Unrealized Loss on Investments	(10,844)
Decrease in Net Assets Resulting from Operations	$ (10,822)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Columbus Circle Technology and Communications Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Income (Loss)	$ 22	$ (288)
Net Increase from Payment by Affiliates	—	1[1]
Net Realized Gain from Investments, Written Option Contracts and Foreign Currency Transactions	609	20,682
Net Change in Unrealized Appreciation (Depreciation) on Investments and Written Option Contracts	(11,453)	(1,074)
Net Increase (Decrease) in Net Assets Resulting from Operations	(10,822)	19,321
Capital Share Transactions:		
Shares Issued	414	1,204
Shares Redeemed	(4,658)	(22,746)
Decrease in Net Assets Derived from Capital Shares Transactions	(4,244)	(21,542)
Total Decrease in Net Assets	(15,066)	(2,221)
Net Assets:		
Beginning of Period	69,681	71,902
End of Period	$ 54,615	$ 69,681
Undistributed Net Investment Income	$ 22	$ —
Shares Issued and Redeemed:		
Shares Issued	134	368
Shares Redeemed	(1,508)	(7,720)
Net Decrease in Shares Outstanding	(1,374)	(7,352)

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] See Note 3.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Year or Period Ended December 31, (unless otherwise noted) and for the Six-Month Period ended June 30, 2008 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Columbus Circle Technology and Communications Portfolio														
2008	$ 3.56	$ —	$(0.56)	$(0.56)	$ —	$ —	$ —	$ 3.00	(15.73)%[†]	$ 54,615	0.85%**	1.44%**	0.07%**	184.68%[†]
2007	2.67	(0.01)	0.90[2]	0.89	—	—	—	3.56	33.33%[2]	69,681	0.85%	1.35%	(0.42)%	186.37%
2006	2.55	(0.01)	0.13	0.12	—	—	—	2.67	4.71%	71,902	0.85%	1.14%	(0.45)%	188.12%
2005	2.32	(0.02)	0.25	0.23	—	—	—	2.55	9.91%	115,303	1.14%	1.14%	(0.87)%	29.66%
2004	2.18	(0.01)	0.15	0.14	—	—	—	2.32	6.42%	145,141	1.13%	1.13%	(0.69)%	76.42%
2003	1.50	(0.02)	0.70	0.68	—	—	—	2.18	45.33%	192,967	1.10%	1.10%	(0.84)%	167.83%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

[2] Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

** Ratios for periods of less than one year have not been annualized.

† Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2008 (Unaudited)

1. Organization

Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Technology and Communications Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Growth II Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Technology and Communications Portfolio is classified as a non-diversified management investment company. The financial statements for the Technology and Communications Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008, 79% and 11% of the outstanding shares of the Technology and Communications Portfolio were held by the separate accounts of two participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Technology and Communications Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV").Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Technology and Communications Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Technology and Communications Portfolio had outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Notes to Financial Statements — continued

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Technology and Communications Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Technology and Communications Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Technology and Communications Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Technology and Communications Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.85% of the Technology and Communications Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Technology and Communications Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Technology and Communications Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Technology and Communications Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Technology and Communications Portfolio to exceed 0.85%.No reimbursement by the Technology and Communications Portfolio will be made unless: (i) the Technology and Communications Portfolio's assets exceed $75 million; (ii) the Technology and Communications Portfolio's total annual operating expense ratio is less than 0.85%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Technology and Communications Portfolio for which the Advisor may seek reimbursement was $295 (000) (expiring December 31, 2009), $339 (000) (expiring December 31, 2010) and $172 (000) (expiring December 31, 2011) As of June 30, 2008, the net assets of the Technology and Communications Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Technology and Communications Portfolio, and the Advisor have entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with Columbus Circle Investors ("Columbus Circle") to provide sub-advisory services to the Technology and Communications Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Columbus Circle is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Technology and Communications Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated

sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or inconsequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Payment by Affiliate — For the year ended December 31, 2007, Columbus Circle voluntarily contributed $868 to the Technology and Communications Portfolio to offset losses incurred due to a trade error.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Technology and Communications Portfolio for the six-month period ended June 30, 2008, were $106,760 (000) and $110,025 (000), respectively.

Transactions in option contracts written for the six-month period ended June 30, 2008, were as follows:

	Number of Contracts	Premiums
Outstanding at December 31, 2007	3,682	$ 760,713
Options Written	13,099	4,536,350
Options terminated in closing purchasing transactions	(14,910)	(4,795,604)
Options Expired	(115)	(1,840)
Outstanding at June 30, 2008	1,756	$ 499,619

5. FEDERAL TAX INFORMATION

The Technology and Communications Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JUNE 30, 2008 (UNAUDITED)

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of June 30, 2008, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-in Capital (000)	Increase Undistributed Net Investment Income (000)
$(288)	$288

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:

December 2009	$ (1,112,438)
December 2010	(273,029)
Unrealized appreciation	16,359
	$ (1,369,108)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007 the Technology and Communications Portfolio utilized $19,620 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Technology and Communications Portfolio, for federal income tax purposes at June 30, 2008 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$47,441	$7,685	$(1,261)	$6,424

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Technology and Communications Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Technology and Communications Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Technology and Communications Portfolio concentrates its investments in specific industries within the technology and communications sectors, which causes the Technology and Communications Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. The Technology and Communications Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

Non-Diversified Portfolio Risk — The Technology and Communications Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Technology and Communications Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Technology and Communications Portfolio's NAV and total return than a diversified portfolio. The Technology and Communications Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Small and Mid-Size Company Risk — The Technology and Communications Portfolio may invest in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of smaller-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Technology and Communications Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

In the normal course of business, the Technology and Communications Portfolio enters into various contracts that provide for general indemnifications. The Technology and Communications Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Technology and Communications Portfolio. However, based on experience, the Technology and Communications Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

NOTES TO FINANCIAL STATEMENTS — concluded

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities*. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. SUBSEQUENT EVENT

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Technology and Communications Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Technology and Communications Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Technology and Communications Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Technology and Communications Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Technology and Communications Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Columbus Circle Technology and Communications Portfolio				
Actual Portfolio Return	$1,000.00	$ 842.70	0.85%	$3.89
Hypothetical 5% Return	1,000.00	1,020.64	0.85	4.27

* Expenses are equal to the Technology and Communications Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-08-337 08/2008



OLD MUTUAL®

Insurance Series Fund

Old Mutual Growth II Portfolio

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

OLD MUTUAL GROWTH II PORTFOLIO

PORTFOLIO SUMMARY (UNAUDITED)

Top Ten Holdings as of June 30, 2008

Southwestern Energy	1.5%
FMC	1.4%
Equitable Resources	1.3%
FMC Technologies	1.3%
Central European Distribution	1.2%
Express Scripts	1.2%
Consol Energy	1.1%
Stericycle	1.1%
General Cable	1.1%
Assurant	1.1%
As a % of Total Portfolio Investments	12.3%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



Utilities (5.5%)
Cash Equivalents (1.4%)
Telecommunications Services (2.0%)
Consumer Discretionary (12.1%)
Materials (8.8%)
Consumer Staples (3.1%)
Information Technology (17.4%)
Energy (13.1%)
Industrials (15.1%)
Financials (11.5%)
Health Care (10.0%)

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 98.8%		
Agricultural Chemicals — 1.4%		
CF Industries Holdings	550	$ 84
Mosaic*	720	104
Syngenta ADR	2,825	183
Total Agricultural Chemicals		371
Apparel Manufacturers — 0.8%		
Coach*	4,600	133
Gildan Activewear*	3,625	94
Total Apparel Manufacturers		227
Applications Software — 0.8%		
Salesforce.com*	3,260	222
Total Applications Software		222
Auction House/Art Dealer — 0.7%		
Ritchie Bros Auctioneers	6,550	178
Total Auction House/Art Dealer		178
Auto-Medium & Heavy Duty Trucks — 0.2%		
Oshkosh	2,375	49
Total Auto-Medium & Heavy Duty Trucks		49
Beverages-Wine/Spirits — 1.2%		
Central European Distribution*	4,425	328
Total Beverages-Wine/Spirits		328
Brewery — 0.6%		
Molson Coors Brewing, Cl B	2,840	154
Total Brewery		154
Broadcast Services/Programming — 1.0%		
Discovery Holding, Cl A*	12,695	279
Total Broadcast Services/Programming		279
Building-Residential/Commercial — 0.2%		
Pulte Homes	5,310	51
Total Building-Residential/Commercial		51
Casino Hotels — 0.5%		
Wynn Resorts	1,640	133
Total Casino Hotels		133
Cellular Telecommunications — 0.7%		
Millicom International Cellular	1,130	117
NII Holdings*	1,450	69
Total Cellular Telecommunications		186
Chemicals-Diversified — 1.4%		
FMC	4,850	376
Total Chemicals-Diversified		376

Description	Shares	Value (000)
Coal — 2.2%		
Alpha Natural Resources*	970	$ 101
Consol Energy	2,660	299
Foundation Coal Holdings	1,175	104
Walter Industries	730	79
Total Coal		583
Commercial Banks Non-US — 0.4%		
HDFC Bank ADR	1,625	116
Total Commercial Banks Non-US		116
Commercial Services-Finance — 1.0%		
MasterCard, Cl A	420	112
Morningstar*	550	40
Wright Express*	4,475	111
Total Commercial Services-Finance		263
Computer Services — 1.4%		
Cognizant Technology Solutions, Cl A*	4,773	155
IHS, Cl A*	3,025	211
Total Computer Services		366
Computer Software — 0.8%		
Blackbaud	6,050	129
Omniture*	4,340	81
Total Computer Software		210
Computers-Integrated Systems — 0.5%		
Micros Systems*	4,000	122
Total Computers-Integrated Systems		122
Computers-Peripheral Equipment — 0.6%		
Logitech International*	5,650	151
Total Computers-Peripheral Equipment		151
Consumer Products-Miscellaneous — 0.4%		
Tupperware Brands	3,525	121
Total Consumer Products-Miscellaneous		121
Containers-Metal/Glass — 0.6%		
Owens-Illinois*	3,640	152
Total Containers-Metal/Glass		152
Cosmetics & Toiletries — 0.9%		
Alberto-Culver	5,380	141
Estee Lauder, Cl A	2,160	100
Total Cosmetics & Toiletries		241
Data Processing/Management — 0.4%		
Fiserv*	2,340	106
Total Data Processing/Management		106

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Dental Supplies & Equipment — 0.4%		
Dentsply International	2,690	$ 99
Total Dental Supplies & Equipment		99
Diagnostic Equipment — 0.3%		
Cepheid*	3,075	87
Total Diagnostic Equipment		87
Dialysis Centers — 0.4%		
DaVita*	2,000	106
Total Dialysis Centers		106
Disposable Medical Products — 0.3%		
C.R. Bard	880	77
Total Disposable Medical Products		77
Distribution/Wholesale — 0.8%		
LKQ*	11,250	203
Total Distribution/Wholesale		203
Diversified Financial Services — 0.3%		
IntercontinentalExchange*	660	75
Total Diversified Financial Services		75
Diversified Manufacturing Operations — 1.0%		
Harsco	2,370	129
SPX	1,020	134
Total Diversified Manufacturing Operations		263
E-Commerce/Products — 0.2%		
MercadoLibre*	1,970	68
Total E-Commerce/Products		68
E-Commerce/Services — 0.5%		
Priceline.com*	1,140	132
Total E-Commerce/Services		132
Electric Products-Miscellaneous — 0.8%		
Ametek	4,450	210
Total Electric Products-Miscellaneous		210
Electric-Integrated — 2.6%		
Entergy	1,150	139
Northeast Utilities	9,375	239
NorthWestern	2,475	63
PPL	1,640	86
Wisconsin Energy	3,650	165
Total Electric-Integrated		692
Electric-Transmission — 0.8%		
ITC Holdings	4,050	207
Total Electric-Transmission		207

Description	Shares	Value (000)
Electronic Components-Semiconductors — 3.6%		
Altera	8,960	$ 185
Broadcom, Cl A*	4,860	133
Cavium Networks*	4,660	98
Diodes*	4,025	111
Microchip Technology	4,825	147
NVIDIA*	8,630	162
PMC - Sierra*	14,920	114
Total Electronic Components-Semiconductors		950
Electronic Measuring Instruments — 0.8%		
Itron*	2,150	211
Total Electronic Measuring Instruments		211
Electronics-Military — 0.9%		
L-3 Communications Holdings	2,675	243
Total Electronics-Military		243
Energy-Alternate Sources — 1.0%		
Covanta Holding*	3,860	103
First Solar*	590	161
Total Energy-Alternate Sources		264
Engineering/R&D Services — 1.7%		
Fluor	1,170	218
McDermott International*	3,675	227
Total Engineering/R&D Services		445
Engines-Internal Combustion — 0.4%		
Cummins	1,530	100
Total Engines-Internal Combustion		100
Enterprise Software/Services — 0.5%		
Informatica*	3,290	49
Sybase*	3,325	98
Total Enterprise Software/Services		147
Entertainment Software — 0.8%		
Activision*	6,060	206
Total Entertainment Software		206
Fiduciary Banks — 0.8%		
Northern Trust	3,250	223
Total Fiduciary Banks		223
Finance-Investment Banker/Broker — 1.2%		
Interactive Brokers Group, Cl A*	3,560	114
TD Ameritrade Holding*	11,090	201
Total Finance-Investment Banker/Broker		315

Description	Shares	Value (000)
Finance-Other Services — 0.4%		
CME Group	250	$ 96
Total Finance-Other Services		96
Food-Baking — 0.9%		
Flowers Foods	8,237	233
Total Food-Baking		233
Gold Mining — 0.4%		
Agnico-Eagle Mines	1,560	116
Total Gold Mining		116
Hazardous Waste Disposal — 1.1%		
Stericycle*	5,690	294
Total Hazardous Waste Disposal		294
Independent Power Producer — 0.3%		
Dynegy, Cl A*	10,450	89
Total Independent Power Producer		89
Industrial Gases — 2.5%		
Air Products & Chemicals	1,940	192
Airgas	4,825	282
Praxair	1,900	179
Total Industrial Gases		653
Insurance Brokers — 0.4%		
AON	2,070	95
Total Insurance Brokers		95
Internet Content-Information/News — 0.3%		
Baidu.com ADR*	280	88
Total Internet Content-Information/News		88
Internet Infrastructure Software — 0.8%		
Akamai Technologies*	5,885	205
Total Internet Infrastructure Software		205
Internet Security — 1.4%		
McAfee*	5,510	188
VeriSign*	5,070	192
Total Internet Security		380
Investment Management/Advisory Services — 2.9%		
Affiliated Managers Group*	2,125	191
Blackrock	1,060	188
Eaton Vance	3,800	151
T Rowe Price Group	4,230	239
Total Investment Management/Advisory Services		769
Leisure & Recreational Products — 0.6%		
WMS Industries*	5,240	156
Total Leisure & Recreational Products		156

Description	Shares	Value (000)
Machinery-Construction & Mining — 0.6%		
Joy Global	1,950	$ 148
Total Machinery-Construction & Mining		148
Machinery-Farm — 0.5%		
AGCO*	2,370	124
Total Machinery-Farm		124
Machinery-Pumps — 0.8%		
Flowserve	1,530	209
Total Machinery-Pumps		209
Medical Instruments — 0.8%		
Intuitive Surgical*	630	170
Techne*	475	37
Total Medical Instruments		207
Medical Labs & Testing Services — 1.1%		
Covance*	1,830	157
Laboratory Corp of America Holdings*	2,025	141
Total Medical Labs & Testing Services		298
Medical Products — 1.1%		
Henry Schein*	2,500	129
West Pharmaceutical Services	3,675	159
Total Medical Products		288
Medical-Biomedical/Genetic — 0.9%		
Alexion Pharmaceuticals*	1,410	102
Charles River Laboratories*	2,000	128
Total Medical-Biomedical/Genetic		230
Medical-Drugs — 0.4%		
Allergan	1,920	100
Total Medical-Drugs		100
Metal-Iron — 0.5%		
Cleveland-Cliffs	1,060	126
Total Metal-Iron		126
Multi-Line Insurance — 1.1%		
Assurant	4,330	286
Total Multi-Line Insurance		286
Multimedia — 0.3%		
Factset Research Systems	1,325	75
Total Multimedia		75
Networking Products — 0.9%		
Atheros Communications*	4,140	124
Juniper Networks*	5,250	116
Total Networking Products		240

Old Mutual Growth II Portfolio — continued

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Office Furnishings-Original — 0.2%		
Interface, Cl A	4,325	$ 54
Total Office Furnishings-Original		54
Oil & Gas Drilling — 1.9%		
Atlas America	4,012	181
Diamond Offshore Drilling	1,150	160
Nabors Industries*	3,380	166
Total Oil & Gas Drilling		507
Oil Companies-Exploration & Production — 6.7%		
Denbury Resources*	4,050	148
Equitable Resources	5,075	350
EXCO Resources*	2,690	99
Pioneer Natural Resources	1,680	132
Questar	1,870	133
Range Resources	2,920	191
Southwestern Energy*	8,305	395
Ultra Petroleum*	1,890	186
XTO Energy	2,162	148
Total Oil Companies-Exploration & Production		1,782
Oil Field Machinery & Equipment — 2.0%		
Cameron International*	2,000	111
FMC Technologies*	4,525	348
National Oilwell Varco*	800	71
Total Oil Field Machinery & Equipment		530
Oil-Field Services — 1.4%		
Core Laboratories*	1,575	224
Oil States International*	2,250	143
Total Oil-Field Services		367
Pharmacy Services — 1.2%		
Express Scripts*	5,070	318
Total Pharmacy Services		318
Physical Therapy/Rehabilitation Centers — 0.5%		
Psychiatric Solutions*	3,525	133
Total Physical Therapy/Rehabilitation Centers		133
Pipelines — 0.3%		
Enbridge	1,675	72
Total Pipelines		72
Printing-Commercial — 0.4%		
VistaPrint*	4,110	110
Total Printing-Commercial		110
Private Corrections — 0.8%		
Corrections Corp of America*	7,575	208
Total Private Corrections		208

Description	Shares	Value (000)
Property/Casualty Insurance — 0.5%		
ProAssurance*	3,000	$ 144
Total Property/Casualty Insurance		144
Quarrying — 1.0%		
Compass Minerals International	3,150	254
Total Quarrying		254
Racetracks — 0.4%		
Penn National Gaming*	3,200	103
Total Racetracks		103
Reinsurance — 0.6%		
Axis Capital Holdings	5,450	162
Total Reinsurance		162
REITs-Apartments — 0.5%		
Essex Property Trust	1,275	136
Total REITs-Apartments		136
REITs-Diversified — 0.5%		
Digital Realty Trust	3,550	145
Total REITs-Diversified		145
REITs-Mortgage — 0.8%		
Annaly Capital Management	12,975	201
Total REITs-Mortgage		201
REITs-Office Property — 0.5%		
Alexandria Real Estate Equities	1,450	141
Total REITs-Office Property		141
Respiratory Products — 0.4%		
Resmed*	3,247	116
Total Respiratory Products		116
Retail-Apparel/Shoe — 1.7%		
Guess ?	5,250	197
Hanesbrands*	4,275	116
Urban Outfitters*	4,280	134
Total Retail-Apparel/Shoe		447
Retail-Automobile — 0.2%		
Penske Auto Group	3,900	58
Total Retail-Automobile		58
Retail-Computer Equipment — 0.5%		
GameStop, Cl A*	3,200	129
Total Retail-Computer Equipment		129

Description	Shares	Value (000)
Retail-Discount — 0.5%		
Big Lots*	4,550	$ 142
Total Retail-Discount		142
Retail-Jewelry — 0.5%		
Tiffany	3,250	132
Total Retail-Jewelry		132
Retail-Restaurants — 0.6%		
Burger King Holdings	900	24
Darden Restaurants	4,180	134
Total Retail-Restaurants		158
Retail-Sporting Goods — 0.3%		
Dick's Sporting Goods*	4,725	84
Total Retail-Sporting Goods		84
S&L/Thrifts-Eastern US — 0.5%		
Hudson City Bancorp	8,670	145
Total S&L/Thrifts-Eastern US		145
Schools — 0.4%		
New Oriental Education & Technology Group ADR*	1,750	102
Total Schools		102
Semiconductor Components-Integrated Circuits — 0.8%		
Marvell Technology Group*	11,410	202
Total Semiconductor Components-Integrated Circuits		202
Semiconductor Equipment — 1.0%		
Lam Research*	2,680	97
Varian Semiconductor Equipment Associates*	5,182	180
Total Semiconductor Equipment		277
Soap & Cleaning Preparation — 0.7%		
Church & Dwight	3,525	199
Total Soap & Cleaning Preparation		199
Steel Pipe & Tube — 0.9%		
Valmont Industries	2,275	237
Total Steel Pipe & Tube		237
Steel-Producers — 1.1%		
Carpenter Technology	2,625	115
Steel Dynamics	4,740	185
Total Steel-Producers		300
Superconductor Production & Systems — 0.3%		
American Superconductor*	2,525	91
Total Superconductor Production & Systems		91

Description	Shares	Value (000)
Telecommunications Equipment — 0.9%		
CommScope*	4,775	$ 252
Total Telecommunications Equipment		252
Television — 0.4%		
Central European Media Enterprises, Cl A*	1,310	119
Total Television		119
Therapeutics — 1.3%		
BioMarin Pharmaceuticals*	7,665	222
United Therapeutics*	1,190	116
Total Therapeutics		338
Tools-Hand Held — 0.3%		
Snap-On	1,325	69
Total Tools-Hand Held		69
Transactional Software — 0.1%		
Solera Holdings*	900	25
Total Transactional Software		25
Transport-Services — 1.6%		
CH Robinson Worldwide	1,180	65
Expeditors International of Washington	6,490	279
Ryder System	1,290	89
Total Transport-Services		433
Veterinary Diagnostics — 0.7%		
VCA Antech*	6,800	189
Total Veterinary Diagnostics		189
Wire & Cable Products — 1.5%		
Belden	3,425	116
General Cable*	4,700	286
Total Wire & Cable Products		402
Wireless Equipment — 1.3%		
American Tower, Cl A*	3,025	128
Crown Castle International*	3,510	136
SBA Communications, Cl A*	2,580	93
Total Wireless Equipment		357
X-Ray Equipment — 0.3%		
Hologic*	3,207	70
Total X-Ray Equipment		70
Total Common Stock (Cost $21,857)		26,253

OLD MUTUAL GROWTH II PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Money Market Fund — 1.4%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	376,514	$ 377
Total Money Market Fund (Cost $377)		377
Total Investments — 100.2% (Cost $22,234)		26,630
Other Assets and Liabilities, Net — (0.2%)		(57)
Total Net Assets — 100.0%		$ 26,573

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.
ADR — American Depositary Receipt
Cl — Class
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$26,630
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$26,630

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JUNE 30, 2008 (UNAUDITED)

	Old Mutual Growth II Portfolio
Assets:	
Investment Securities, at cost	$ 22,234
Investment Securities, at value	$ 26,630
Receivable for Capital Shares Sold	1
Receivable for Investment Securities Sold	458
Receivable for Dividends and Interest	19
Receivable from Investment Advisor	26
Total Assets	27,134
Liabilities:	
Payable for Investment Securities Purchased	438
Payable for Management Fees	25
Payable for Capital Shares Redeemed	16
Payable for Trustees' Fees	17
Accrued Expenses	65
Total Liabilities	561
Net Assets	$ 26,573
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 1,903,664 outstanding shares of beneficial interest	$ 263,945
Accumulated Net Investment Loss	(29)
Accumulated Net Realized Loss on Investments	(241,739)
Net Unrealized Appreciation on Investments	4,396
Net Assets	$ 26,573
Net Asset Value, Offering and Redemption Price Per Share	$ 13.96

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the six-month period ended June 30, 2008 (Unaudited)

	Old Mutual Growth II Portfolio
Investment Income:	
Dividends	$ 118
Less: Foreign Taxes Withheld	(1)
Total Investment Income	117
Expenses:	
Management Fees	116
Trustees' Fees	21
Custodian Fees	7
Professional Fees	21
Printing Fees	22
Transfer Agent Fees	11
Other Expenses	9
Total Expenses	207
Less:	
Waiver of Management Fees	(61)
Net Expenses	146
Net Investment Loss	(29)
Net Realized Gain from Investment Transactions	409
Net Change in Unrealized Depreciation on Investments	(3,410)
Net Realized and Unrealized Loss on Investments	(3,001)
Decrease in Net Assets Resulting from Operations	$ (3,030)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Growth II Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Loss	$ (29)	$ (129)
Net Realized Gain from Investments	409	4,081
Net Change in Unrealized Appreciation (Depreciation) on Investments	(3,410)	3,046
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,030)	6,998
Dividends and Distributions to Shareholders From:		
Net Investment Income	—	(44)
Total Dividends and Distributions	—	(44)
Capital Share Transactions:		
Shares Issued	315	1,266
Shares Issued upon Reinvestment of Dividends	—	44
Shares Redeemed	(2,892)	(10,232)
Decrease in Net Assets Derived from Capital Shares Transactions	(2,577)	(8,922)
Total Decrease in Net Assets	(5,607)	(1,968)
Net Assets:		
Beginning of Period	32,180	34,148
End of Period	$ 26,573	$ 32,180
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ (29)	$ —
Shares Issued and Redeemed:		
Shares Issued	22	88
Shares Issued upon Reinvestment of Distributions	—	3
Shares Redeemed	(206)	(734)
Net Decrease in Shares Outstanding	(184)	(643)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED DECEMBER 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL GROWTH II PORTFOLIO														
2008	$15.42	$(0.01)	$ (1.45)	$ (1.46)	$ —	$—	$ —	$13.96	(9.47)%[†]	$ 26,573	1.04%**	1.47%**	(0.21)%**	48.49%[†]
2007	12.51	(0.05)	2.98	2.93	(0.02)	—	(0.02)	15.42	23.43%	32,180	1.04%	1.37%	(0.39)%	88.04%
2006	11.67	0.01	0.83	0.84	—	—	—	12.51	7.20%	34,148	1.04%	1.15%	0.09%	179.52%
2005	10.48	(0.10)	1.29	1.19	—	—	—	11.67	11.35%	45,050	1.19%	1.19%	(0.90)%	24.17%
2004	9.83	(0.09)	0.74	0.65	—	—	—	10.48	6.61%	53,495	1.17%	1.17%	(0.94)%	37.53%
2003	7.82	(0.08)	2.09	2.01	—	—	—	9.83	25.70%	71,918	1.10%	1.10%	(0.90)%	194.63%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

** Ratios for periods of less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2008 (Unaudited)

1. Organization

Old Mutual Growth II Portfolio (the "Growth II Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Growth II Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Growth II Portfolio is classified as a diversified management investment company. The financial statements for the Growth II Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008, 54%, 21% and 20% of the outstanding shares of the Growth II Portfolio were held by the separate accounts of three participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Growth II Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollar using current exchange rates.

NOTES TO FINANCIAL STATEMENTS — continued

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Growth II Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Growth II Portfolio had no outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Growth II Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Growth II Portfolio	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%

Expense Limitation Agreement — In the interest of limiting expenses of the Growth II Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Growth II Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Growth II Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.04% of the Growth II Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Growth II Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Growth II Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Growth II Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Growth II Portfolio to exceed 1.04%. No reimbursement by the Growth II Portfolio will be made unless: (i) the Growth II Portfolio's assets exceed $75 million; (ii) the Growth II Portfolio's total annual operating expense ratio is less than 1.04%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Growth II Portfolio for which the Advisor may seek reimbursement was $47 (000) (expiring December 31, 2009), $108 (000) (expiring December 31, 2010) and $61 (000) (expiring December 31, 2011). As of June 30, 2008, the net assets of the Growth II Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Growth II Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with Munder Capital Management and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Growth II Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each co-sub-advisor is entitled to receive from the Advisor a sub-advisory fee of 0.475% of the average daily net assets of such portion of the Growth II Portfolio managed.

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement,

Notes to Financial Statements — continued

Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Growth II Portfolio for the six-month period ended June 30, 2008, were $13,733 (000) and $16,640 (000), respectively.

5. Federal Tax Information

The Growth II Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income were reclassified to/from the following accounts:

Decrease Paid in Capital (000)	Increase Undistributed Net Investment Income (000)
$(129)	$129

This reclassification had no effect on net assets or net asset value per share.

The tax character of dividends declared during the year ended December 31, 2007 were $44(000) of ordinary income. No dividends or distributions were declared during the year ended December 31, 2006.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:

December 2009	$ (213,303)
December 2010	(28,813)
Unrealized appreciation	7,774
	$ (234,342)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Growth II Portfolio utilized $4,014(000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Growth II Portfolio for federal income tax purposes at June 30, 2008 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$22,234	$5,344	$(948)	$4,396

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Growth II Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Growth II Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Growth II Portfolio's growth style of investing, and the Growth II Portfolio's returns may vary considerably from other equity funds using different investment styles.

Small and Mid-Size Company Risk — The Growth II Portfolio primarily invests in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Growth II Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Growth II Portfolio may overweight certain industries within a sector, which may cause the Growth II Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Growth II Portfolio enters into various contracts that provide for general indemnifications. The Growth II Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Growth II Portfolio. However, based on experience, the Growth II Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

Notes to Financial Statements — concluded

8. Litigation

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities*. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. Subsequent Event

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Growth II Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Growth II Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Growth II Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Growth II Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Growth II Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Growth II Portfolio				
Actual Portfolio Return	$1,000.00	$905.30	1.04%	$4.93
Hypothetical 5% Return	1,000.00	1,019.69	1.04	5.22

* Expenses are equal to the Growth II Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**

Funds distributed by Old Mutual Investment Partners
R-08-339 08/2008



OLD MUTUAL®

Insurance Series Fund

Old Mutual Large Cap Growth Portfolio

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Old Mutual Large Cap Growth Portfolio

Portfolio Summary (Unaudited)

Top Ten Holdings as of June 30, 2008

Cisco Systems	2.8%
Qualcomm	2.7%
Monsanto	2.7%
Google, Cl A	2.5%
Apple	2.4%
Halliburton	2.1%
Cameron International	1.8%
Corning	1.6%
International Business Machines	1.5%
Praxair	1.5%
As a % of Total Portfolio Investments	21.6%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 98.2%		
Aerospace/Defense — 0.6%		
Boeing	930	$ 61
Total Aerospace/Defense		61
Agricultural Chemicals — 3.3%		
Monsanto	2,055	260
Mosaic*	420	61
Total Agricultural Chemicals		321
Agricultural Operations — 0.3%		
Bunge	300	32
Total Agricultural Operations		32
Apparel Manufacturers — 0.4%		
Coach*	1,390	40
Total Apparel Manufacturers		40
Applications Software — 1.5%		
Microsoft	4,550	125
Salesforce.com*	260	18
Total Applications Software		143
Athletic Footwear — 0.8%		
Nike, Cl B	1,310	78
Total Athletic Footwear		78
Beverages-Non-Alcoholic — 2.3%		
Coca-Cola	2,350	122
PepsiCo	1,495	95
Total Beverages-Non-Alcoholic		217
Beverages-Wine/Spirits — 0.2%		
Central European Distribution*	280	21
Total Beverages-Wine/Spirits		21
Brewery — 1.9%		
Cia de Bebidas das Americas ADR	1,220	77
Fomento Economico Mexicano ADR	1,070	49
Molson Coors Brewing, Cl B	1,060	58
Total Brewery		184
Broadcast Services/Programming — 0.3%		
Discovery Holding, Cl A*	1,280	28
Total Broadcast Services/Programming		28
Building-Residential/Commercial — 0.4%		
NVR*	80	40
Total Building-Residential/Commercial		40

Description	Shares	Value (000)
Cellular Telecommunications — 1.2%		
Millicom International Cellular	740	$ 77
Mobile Telesystems ADR	540	41
Total Cellular Telecommunications		118
Chemicals-Specialty — 0.8%		
Ecolab	1,780	77
Total Chemicals-Specialty		77
Coal — 0.8%		
Consol Energy	710	80
Total Coal		80
Commercial Services-Finance — 0.5%		
Visa, Cl A*	620	50
Total Commercial Services-Finance		50
Computer Services — 0.6%		
Cognizant Technology Solutions, Cl A*	1,640	53
Total Computer Services		53
Computers — 4.6%		
Apple*	1,340	224
Hewlett-Packard	1,700	75
International Business Machines	1,225	145
Total Computers		444
Computers-Memory Devices — 0.5%		
EMC*	2,680	39
SanDisk*	690	13
Total Computers-Memory Devices		52
Consulting Services — 1.9%		
Accenture, Cl A	3,170	129
FTI Consulting*	805	55
Total Consulting Services		184
Containers-Metal/Glass — 0.3%		
Owens-Illinois*	620	26
Total Containers-Metal/Glass		26
Cosmetics & Toiletries — 1.3%		
Estee Lauder, Cl A	720	33
Procter & Gamble	1,585	96
Total Cosmetics & Toiletries		129
Data Processing/Management — 0.5%		
Fiserv*	1,080	49
Total Data Processing/Management		49

SCHEDULE OF INVESTMENTS

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Disposable Medical Products — 1.0%		
C.R. Bard	1,090	$ 96
Total Disposable Medical Products		96
Diversified Financial Services — 0.5%		
IntercontinentalExchange*	410	47
Total Diversified Financial Services		47
Diversified Manufacturing Operations — 4.0%		
Danaher	950	73
Illinois Tool Works	1,990	95
SPX	360	47
Textron	1,630	78
Tyco International	2,240	90
Total Diversified Manufacturing Operations		383
E-Commerce/Services — 0.8%		
eBay*	1,480	40
Priceline.com*	290	34
Total E-Commerce/Services		74
Electric Products-Miscellaneous — 0.7%		
Emerson Electric	1,300	64
Total Electric Products-Miscellaneous		64
Electronic Components-Semiconductors — 2.8%		
Broadcom, Cl A*	1,250	34
Intel	6,210	133
Texas Instruments	3,525	99
Total Electronic Components-Semiconductors		266
Energy-Alternate Sources — 0.6%		
First Solar*	195	53
Total Energy-Alternate Sources		53
Engineering/R&D Services — 2.8%		
ABB ADR*	2,800	79
Jacobs Engineering Group*	1,640	132
McDermott International*	915	57
Total Engineering/R&D Services		268
Engines-Internal Combustion — 0.9%		
Cummins	1,270	83
Total Engines-Internal Combustion		83
Entertainment Software — 0.7%		
Electronic Arts*	1,550	69
Total Entertainment Software		69
Fiduciary Banks — 1.7%		
Northern Trust	920	63
State Street	1,565	100
Total Fiduciary Banks		163

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 1.4%		
Charles Schwab	3,110	$ 64
Goldman Sachs Group	405	71
Total Finance-Investment Banker/Broker		135
Food-Miscellaneous/Diversified — 0.4%		
General Mills	700	43
Total Food-Miscellaneous/Diversified		43
Independent Power Producer — 0.5%		
Dynegy, Cl A*	6,140	53
Total Independent Power Producer		53
Industrial Automation/Robot — 0.9%		
Rockwell Automation	1,865	82
Total Industrial Automation/Robot		82
Industrial Gases — 1.5%		
Praxair	1,540	145
Total Industrial Gases		145
Instruments-Scientific — 1.0%		
Thermo Fisher Scientific*	1,720	96
Total Instruments-Scientific		96
Internet Infrastructure Software — 0.2%		
Akamai Technologies*	590	21
Total Internet Infrastructure Software		21
Internet Security — 0.4%		
VeriSign*	920	35
Total Internet Security		35
Investment Management/Advisory Services — 1.8%		
Blackrock	345	61
T Rowe Price Group	2,075	117
Total Investment Management/Advisory Services		178
Life/Health Insurance — 1.1%		
Aflac	1,040	65
Manulife Financial	1,300	45
Total Life/Health Insurance		110
Machinery-Construction & Mining — 0.4%		
Terex*	700	36
Total Machinery-Construction & Mining		36
Machinery-Farm — 1.2%		
AGCO*	915	48
Deere	910	66
Total Machinery-Farm		114

Description	Shares	Value (000)
Machinery-Pumps — 0.8%		
Flowserve	595	$ 81
Total Machinery-Pumps		81
Medical Instruments — 0.4%		
Intuitive Surgical*	145	39
Total Medical Instruments		39
Medical Products — 4.5%		
Baxter International	1,440	92
Becton Dickinson	470	38
Covidien	810	39
Henry Schein*	1,960	101
Johnson & Johnson	1,660	107
Stryker	835	53
Total Medical Products		430
Medical-Biomedical/Genetic — 3.7%		
Amgen*	1,950	92
Charles River Laboratories*	380	24
Genentech*	715	54
Genzyme*	620	45
Gilead Sciences*	2,180	115
Illumina*	290	25
Total Medical-Biomedical/Genetic		355
Medical-Drugs — 1.2%		
Abbott Laboratories	2,160	114
Allergan	30	2
Total Medical-Drugs		116
Medical-Generic Drugs — 0.3%		
Teva Pharmaceutical Industries ADR	710	33
Total Medical-Generic Drugs		33
Networking Products — 2.8%		
Cisco Systems*	11,510	268
Total Networking Products		268
Oil Companies-Exploration & Production — 2.8%		
Range Resources	790	52
Southwestern Energy*	2,745	131
XTO Energy	1,309	90
Total Oil Companies-Exploration & Production		273
Oil Companies-Integrated — 2.0%		
Murphy Oil	720	71
Petroleo Brasileiro ADR	1,670	118
Total Oil Companies-Integrated		189

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 2.9%		
Cameron International*	3,160	$ 175
National Oilwell Varco*	1,140	101
Total Oil Field Machinery & Equipment		276
Oil-Field Services — 4.6%		
Halliburton	3,725	198
Schlumberger	795	85
Smith International	1,025	85
Weatherford International*	1,480	73
Total Oil-Field Services		441
Pharmacy Services — 1.2%		
Express Scripts*	1,915	120
Total Pharmacy Services		120
Pipelines — 0.2%		
Williams	390	16
Total Pipelines		16
Property/Casualty Insurance — 0.8%		
Chubb	1,480	73
Total Property/Casualty Insurance		73
REITs-Storage — 0.5%		
Public Storage	620	50
Total REITs-Storage		50
Retail-Apparel/Shoe — 1.2%		
Guess ?	2,140	80
Urban Outfitters*	1,090	34
Total Retail-Apparel/Shoe		114
Retail-Building Products — 0.4%		
Lowe's	1,920	40
Total Retail-Building Products		40
Retail-Computer Equipment — 0.5%		
GameStop, Cl A*	1,245	50
Total Retail-Computter Equipment		50
Retail-Drug Store — 0.7%		
CVS/Caremark	1,630	64
Total Retail-Drug Store		64
Retail-Jewelry — 0.7%		
Tiffany	1,680	69
Total Retail-Jewelry		69
Retail-Office Supplies — 0.2%		
Staples	1,020	24
Total Retail-Office Supplies		24

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Retail-Regional Department Store — 0.3%		
Kohl's*	730	$ 29
Total Retail-Regional Department Store		29
Retail-Restaurants — 1.0%		
McDonald's	1,740	98
Total Retail-Restaurants		98
S&L/Thrifts-Eastern US — 0.5%		
People's United Financial	3,180	50
Total S&L/Thrifts-Eastern US		50
Semiconductor Components-Integrated Circuits — 0.5%		
Marvell Technology Group*	2,720	48
Total Semiconductor Components-Integrated Circuits		48
Semiconductor Equipment — 1.4%		
Applied Materials	4,160	79
Lam Research*	820	30
Varian Semiconductor Equipment Associates*	620	22
Total Semiconductor Equipment		131
Telecommunications Equipment-Fiber Optics — 1.6%		
Corning	6,655	153
Total Telecommunications Equipment-Fiber Optics		153
Telephone-Integrated — 1.2%		
AT&T	1,370	46
China Netcom Group ADR	1,350	74
Total Telephone-Integrated		120
Transport-Rail — 0.5%		
Union Pacific	580	44
Total Transport-Rail		44
Transport-Services — 0.3%		
Expeditors International of Washington	760	33
Total Transport-Services		33
Web Portals/ISP — 2.5%		
Google, Cl A*	450	237
Total Web Portals/ISP		237
Wireless Equipment — 3.7%		
Nokia ADR	2,315	57
Qualcomm	5,890	261
SBA Communications, Cl A*	1,000	36
Total Wireless Equipment		354
Total Common Stock (Cost $8,432)		9,459

Description	Shares	Value (000)
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	82,824	$ 83
Total Money Market Fund (Cost $83)		**83**
Total Investments — 99.1% (Cost $8,515)		**9,542**
Other Assets and Liabilities, Net — 0.9%		**89**
Total Net Assets — 100.0%		**$ 9,631**

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$9,542
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$9,542

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JUNE 30, 2008 (UNAUDITED)

	Old Mutual Large Cap Growth Portfolio
Assets:	
Investment Securities, at cost	$ 8,515
Investment Securities, at value	$ 9,542
Receivable for Capital Shares Sold	1
Receivable for Investment Securities Sold	215
Receivable for Dividends and Interest	7
Receivable from Investment Advisor	17
Total Assets	9,782
Liabilities:	
Payable for Investment Securities Purchased	39
Payable for Management Fees	15
Payable for Capital Shares Redeemed	2
Payable to Custodian	35
Payable for Trustees' Fees	7
Accrued Expenses	53
Total Liabilities	151
Net Assets	$ 9,631
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 469,554 outstanding shares of beneficial interest	$ 30,423
Undistributed Net Investment Income	20
Accumulated Net Realized Loss on Investments	(21,839)
Net Unrealized Appreciation on Investments	1,027
Net Assets	$ 9,631
Net Asset Value, Offering and Redemption Price Per Share	$ 20.51

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 (UNAUDITED)

	Old Mutual Large Cap Growth Portfolio
Investment Income:	
Dividends	$ 56
Less: Foreign Taxes Withheld	(1)
Total Investment Income	55
Expenses:	
Management Fees	44
Trustees' Fees	8
Custodian Fees	3
Professional Fees	17
Printing Fees	31
Transfer Agent Fees	11
Other Expenses	7
Total Expenses	121
Less:	
Waiver of Management Fees	(44)
Reimbursement of Other Expenses by Advisor	(28)
Net Expenses	49
Net Investment Income	6
Net Realized Loss from Investment Transactions	(137)
Net Change in Unrealized Depreciation on Investments	(1,362)
Net Realized and Unrealized Loss on Investments	(1,499)
Decrease in Net Assets Resulting from Operations	$(1,493)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Large Cap Growth Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Income	$ 6	$ 14
Net Realized Gain (Loss) from Investments	(137)	1,967
Net Change in Unrealized Appreciation (Depreciation) on Investments	(1,362)	308
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,493)	2,289
Dividends and Distributions to Shareholders From:		
Net Investment Income	—	(18)
Total Dividends and Distributions	—	(18)
Capital Share Transactions:		
Shares Issued	137	170
Shares Issued upon Reinvestment of Dividends	—	18
Shares Redeemed	(1,138)	(4,058)
Decrease in Net Assets Derived from Capital Shares Transactions	(1,001)	(3,870)
Total Decrease in Net Assets	(2,494)	(1,599)
Net Assets:		
Beginning of Period	12,125	13,724
End of Period	$ 9,631	$12,125
Undistributed Net Investment Income	$ 20	$ 14
Shares Issued and Redeemed:		
Shares Issued	6	8
Shares Issued upon Reinvestment of Dividends	—	1
Shares Redeemed	(54)	(191)
Net Decrease in Shares Outstanding	(48)	(182)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Year or Period Ended December 31, (unless otherwise noted)

and for the Six-Month Period ended June 30, 2008 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Large Cap Growth Portfolio														
2008	$23.43	$ 0.01	$(2.93)	$(2.92)	$ —	$—	$ —	$ 20.51	(12.46)%[†]	$ 9,631	0.96%[**]	2.35%[**]	0.11%[**]	54.33%[†]
2007	19.62	0.02	3.82	3.84	(0.03)	—	(0.03)	23.43	19.60%	12,125	0.96%	1.84%	0.11%	128.27%
2006	18.59	0.02	1.01	1.03	—	—	—	19.62	5.54%	13,724	0.96%	1.21%	0.08%	190.06%
2005	17.78	(0.07)	0.88	0.81	—	—	—	18.59	4.56%	25,236	1.10%	1.15%	(0.42)%	30.48%
2004	16.32	(0.04)	1.50	1.46	—	—	—	17.78	8.95%	31,850	1.10%	1.10%	(0.27)%	44.92%
2003	12.44	(0.07)	3.95	3.88	—	—	—	16.32	31.19%	32,357	1.06%	1.06%	(0.51)%	74.16%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

[**] Ratios for periods of less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

1. ORGANIZATION

Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Large Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008, 81% and 18% of the outstanding shares of the Large Cap Growth Portfolio were held by the separate accounts of two participating insurance companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Large Cap Growth Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Portfolio had no outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Large Cap Growth Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Large Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Large Cap Growth Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.96% of the Large Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Large Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Large Cap Growth Portfolio to exceed 0.96%. Consequently, no reimbursement by the Large Cap Growth Portfolio will be made unless: (i) the Large Cap Growth Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Portfolio's total annual operating expense ratio is less than 0.96%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Portfolio for which the Advisor may seek reimbursement was $55 (000) (expiring December 31, 2009), $113 (000) (expiring December 31, 2010) and $72 (000) (expiring December 31, 2011). As of June 30, 2008, the net assets of the Large Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Large Cap Growth Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with Ashfield Capital Partners, LLC ("Ashfield") and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each co-sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each co-sub-advisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the fund within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Portfolio for the six-month period ended June 30, 2008, were $5,604 (000) and $6,633 (000), respectively.

5. Federal Tax Information

The Large Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2007.

The tax character of dividends declared during the year ended December 31, 2007 were $18,(000) of ordinary income. No dividends or distributions were declared during the year ended December 31, 2006.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring

December 2009	$(8,472)
December 2010	(13,159)
December 2011	(58)
Undistributed Ordinary Income	14
Unrealized appreciation	2,376
	$(19,299)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Large Cap Growth Portfolio utilized $1,932(000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growth Portfolio for federal income tax purposes at June 30, 2008, were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$8,515	$1,550	$(523)	$1,027

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Large Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Portfolio's growth style of investing, and the Large Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Portfolio may overweight certain industries within a sector, which may cause the Large Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Portfolio enters into various contracts that provide for general indemnifications. The Large Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Portfolio. However, based on experience, the Large Cap Growth Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

Notes to Financial Statements — concluded

8. Litigation

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Val. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities*. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. Subsequent Event

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$ 875.40	0.96%	$4.48
Hypothetical 5% Return	1,000.00	1,020.09	0.96	4.82

* Expenses are equal to the Large Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).



FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-08-336 08/2008


OLD MUTUAL®
Insurance Series Fund

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

Old Mutual Large Cap Growth Concentrated Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but do not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performances of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also member of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Old Mutual Large Cap Growth Concentrated Portfolio

Portfolio Summary (Unaudited)

Top Ten Holdings as of June 30, 2008

Monsanto	4.0%
Halliburton	3.6%
Cisco Systems	3.5%
Apple	3.4%
Google, Cl A	3.0%
Corning	3.0%
Gilead Sciences	2.6%
Qualcomm	2.6%
T Rowe Price Group	2.5%
Petroleo Brasileiro ADR	2.1%
As a % of Total Portfolio Investments	30.3%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



Utilities (1.4%)
Telecommunications Services (2.3%)
Materials (5.5%)
Information Technology (26.2%)
Cash Equivalents (1.1%)
Consumer Discretionary (7.0%)
Consumer Staples (5.7%)
Energy (12.1%)
Financials (8.5%)
Industrials (16.2%)
Health Care (14.0%)

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 98.3%		
Agricultural Chemicals — 4.0%		
Monsanto	15,900	$ 2,010
Total Agricultural Chemicals		2,010
Applications Software — 1.4%		
Microsoft	25,800	710
Total Applications Software		710
Beverages-Non-Alcoholic — 2.6%		
Coca-Cola	15,060	783
PepsiCo	8,050	512
Total Beverages-Non-Alcoholic		1,295
Beverages-Wine/Spirits — 1.0%		
Central European Distribution*	7,020	521
Total Beverages-Wine/Spirits		521
Brewery — 1.1%		
Cia de Bebidas das Americas ADR	8,755	555
Total Brewery		555
Cellular Telecommunications — 1.1%		
Millicom International Cellular	5,320	551
Total Cellular Telecommunications		551
Commercial Services-Finance — 1.3%		
Visa, Cl A*	8,290	674
Total Commercial Services-Finance		674
Computers — 6.2%		
Apple*	10,310	1,726
Hewlett-Packard	12,800	566
International Business Machines	7,220	856
Total Computers		3,148
Consulting Services — 1.3%		
Accenture, Cl A	16,700	680
Total Consulting Services		680
Disposable Medical Products — 0.8%		
C.R. Bard	4,440	390
Total Disposable Medical Products		390
Diversified Financial Services — 1.0%		
IntercontinentalExchange*	4,460	508
Total Diversified Financial Services		508

Description	Shares	Value (000)
Diversified Manufacturing Operations — 5.8%		
Danaher	6,865	$ 531
Illinois Tool Works	16,700	793
SPX	5,490	723
Textron	11,210	537
Tyco International	8,840	354
Total Diversified Manufacturing Operations		2,938
E-Commerce/Services — 2.2%		
eBay*	19,320	528
Priceline.com*	4,910	567
Total E-Commerce/Services		1,095
Electronic Components-Semiconductors — 1.4%		
Intel	34,170	734
Total Electronic Components-Semiconductors		734
Energy-Alternate Sources — 1.7%		
First Solar*	3,210	876
Total Energy-Alternate Sources		876
Engineering/R&D Services — 4.1%		
ABB ADR*	18,990	538
Jacobs Engineering Group*	11,525	930
McDermott International*	10,000	619
Total Engineering/R&D Services		2,087
Engines-Internal Combustion — 1.0%		
Cummins	7,515	492
Total Engines-Internal Combustion		492
Fiduciary Banks — 1.0%		
State Street	7,640	489
Total Fiduciary Banks		489
Finance-Investment Banker/Broker — 3.0%		
Charles Schwab	36,780	755
Goldman Sachs Group	4,380	766
Total Finance-Investment Banker/Broker		1,521
Independent Power Producer — 1.3%		
Dynegy, Cl A*	80,040	684
Total Independent Power Producer		684
Industrial Gases — 1.4%		
Praxair	7,700	726
Total Industrial Gases		726

SCHEDULE OF INVESTMENTS

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Instruments-Scientific — 1.0%		
Thermo Fisher Scientific*	9,395	$ 524
Total Instruments-Scientific		524
Investment Management/Advisory Services — 3.5%		
Blackrock	3,050	540
T Rowe Price Group	21,885	1,236
Total Investment Management/Advisory Services		1,776
Machinery-Construction & Mining — 0.9%		
Terex*	8,390	431
Total Machinery-Construction & Mining		431
Machinery-Farm — 1.9%		
AGCO*	4,700	246
Deere	9,670	697
Total Machinery-Farm		943
Machinery-Pumps — 0.8%		
Flowserve	2,960	405
Total Machinery-Pumps		405
Medical Instruments — 1.4%		
Intuitive Surgical*	2,600	700
Total Medical Instruments		700
Medical Products — 4.4%		
Baxter International	16,290	1,042
Johnson & Johnson	9,900	637
Stryker	8,460	532
Total Medical Products		2,211
Medical-Biomedical/Genetic — 3.8%		
Genentech*	7,895	599
Gilead Sciences*	24,920	1,320
Total Medical-Biomedical/Genetic		1,919
Medical-Drugs — 1.4%		
Abbott Laboratories	13,565	719
Total Medical-Drugs		719
Networking Products — 3.5%		
Cisco Systems*	75,225	1,750
Total Networking Products		1,750
Oil Companies-Exploration & Production — 1.6%		
XTO Energy	12,020	823
Total Oil Companies-Exploration & Production		823

Description	Shares	Value (000)
Oil Companies-Integrated — 3.6%		
Murphy Oil	7,815	$ 766
Petroleo Brasileiro ADR	15,040	1,065
Total Oil Companies-Integrated		1,831
Oil Field Machinery & Equipment — 3.3%		
Cameron International*	12,725	704
National Oilwell Varco*	10,645	944
Total Oil Field Machinery & Equipment		1,648
Oil-Field Services — 3.6%		
Halliburton	34,045	1,807
Total Oil-Field Services		1,807
Pharmacy Services — 1.2%		
Express Scripts*	9,500	596
Total Pharmacy Services		596
Retail-Building Products — 0.8%		
Lowe's	19,710	409
Total Retail-Building Products		409
Retail-Computer Equipment — 1.4%		
GameStop, Cl A*	16,980	686
Total Retail-Computer Equipment		686
Retail-Drug Store — 2.0%		
CVS/Caremark	25,730	1,018
Total Retail-Drug Store		1,018
Retail-Jewelry — 1.2%		
Tiffany	14,835	604
Total Retail-Jewelry		604
Retail-Office Supplies — 0.7%		
Staples	15,290	363
Total Retail-Office Supplies		363
Retail-Restaurants — 0.7%		
McDonald's	6,635	373
Total Retail-Restaurants		373
Semiconductor Equipment — 1.3%		
Applied Materials	35,700	682
Total Semiconductor Equipment		682
Telecommunications Equipment-Fiber Optics — 2.9%		
Corning	64,655	1,490
Total Telecommunications Equipment-Fiber Optics		1,490

The accompanying notes are an integral part of the financial statements.

Description	Shares	Value (000)
Telephone-Integrated — 1.2%		
China Netcom Group ADR	11,130	$ 608
Total Telephone-Integrated		608
Web Portals/ISP — 3.0%		
Google, Cl A*	2,870	1,511
Total Web Portals/ISP		1,511
Wireless Equipment — 2.5%		
Qualcomm	29,165	1,294
Total Wireless Equipment		1,294
Total Common Stock (Cost $45,268)		49,805
Money Market Fund — 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	560,700	561
Total Money Market Fund (Cost $561)		561
Total Investments — 99.4% (Cost $45,829)		50,366
Other Assets and Liabilities, Net — 0.6%		308
Total Net Assets — 100.0%		$ 50,674

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
R&D — Research and Development
Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$50,366
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$50,366

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

As of June 30, 2008 (Unaudited)

	Old Mutual Large Cap Growth Concentrated Portfolio
Assets:	
Investment Securities, at cost	$ 45,829
Investment Securities, at value	$ 50,366
Receivable for Investment Securities Sold	1,355
Receivable for Dividends and Interest	41
Receivable from Investment Advisor	42
Total Assets	51,804
Liabilities:	
Payable for Investment Securities Purchased	874
Payable for Management Fees	66
Payable for Capital Shares Redeemed	45
Payable for Trustees' Fees	32
Accrued Expenses	113
Total Liabilities	1,130
Net Assets	$ 50,674
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 4,574,778 outstanding shares of beneficial interest	$ 251,619
Undistributed Net Investment Income	51
Accumulated Net Realized Loss on Investments	(205,533)
Net Unrealized Appreciation on Investments	4,537
Net Assets	$ 50,674
Net Asset Value, Offering and Redemption Price Per Share	$ 11.08

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the Six-Month Period Ended June 30, 2008 (Unaudited)

	Old Mutual Large Cap Growth Concentrated Portfolio
Investment Income:	
Dividends	$ 295
Less: Foreign Taxes Withheld	(3)
Total Investment Income	292
Expenses:	
Management Fees	245
Trustees' Fees	40
Custodian Fees	4
Professional Fees	33
Printing Fees	40
Transfer Agent Fees	12
Other Expenses	12
Total Expenses	386
Less:	
Waiver of Management Fees	(145)
Net Expenses	241
Net Investment Income	51
Net Realized Loss from Investment Transactions	(1,557)
Net Change in Unrealized Depreciation on Investments	(7,380)
Net Realized and Unrealized Loss on Investments	(8,937)
Decrease in Net Assets Resulting from Operations	$ (8,886)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Large Cap Growth Concentrated Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Income (Loss)	$ 51	$ (21)
Net Realized Gain (Loss) from Investments	(1,557)	9,717
Net Change in Unrealized Appreciation (Depreciation) on Investments	(7,380)	3,823
Net Increase (Decrease) in Net Assets Resulting from Operations	(8,886)	13,519
Capital Share Transactions:		
Shares Issued	27	34
Shares Redeemed	(4,508)	(17,076)
Decrease in Net Assets Derived from Capital Shares Transactions	(4,481)	(17,042)
Total Decrease in Net Assets	(13,367)	(3,523)
Net Assets:		
Beginning of Period	64,041	67,564
End of Period	$ 50,674	$ 64,041
Undistributed Net Investment Income	$ 51	$ —
Shares Issued and Redeemed:		
Shares Issued	2	3
Shares Redeemed	(394)	(1,518)
Net Decrease in Shares Outstanding	(392)	(1,515)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED DECEMBER 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO														
2008	$12.89	$ 0.01	$(1.82)	$(1.81)	$—	$—	$—	$11.08	(14.04)%[†]	$ 50,674	0.89%[**]	1.42%[**]	0.18%[**]	90.95%[†]
2007	10.42	—	2.47	2.47	—	—	—	12.89	23.70%	64,041	0.89%	1.26%	(0.03)%	136.46%
2006	9.64	—	0.78	0.78	—	—	—	10.42	8.09%	67,564	0.89%	1.08%	(0.02)%	204.90%
2005	9.12	(0.07)	0.59	0.52	—	—	—	9.64	5.70%	81,569	1.14%	1.14%	(0.78)%	28.42%
2004	8.53	(0.04)	0.63	0.59	—	—	—	9.12	6.92%	110,140	1.10%	1.10%	(0.44)%	50.45%
2003	6.42	(0.05)	2.16	2.11	—	—	—	8.53	32.87%	153,640	1.09%	1.09%	(0.73)%	92.66%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

[**] Ratios for periods of less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Organization

Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Concentrated Portfolio and seven other funds: the Old Mutual Growth II Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Concentrated Portfolio is classified as a non-diversified management investment company. The financial statements for the Large Cap Growth Concentrated Portfolio are presented in this report; financial statements for the other Portfolios are presented separately.

The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008, 90% of the outstanding shares of the Large Cap Growth Concentrated Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Large Cap Growth Concentrated Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Concentrated Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Concentrated Portfolio had no outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

NOTES TO FINANCIAL STATEMENTS — continued

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Large Cap Growth Concentrated Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Concentrated Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Large Cap Growth Concentrated Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Large Cap Growth Concentrated Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.89% of the Large Cap Growth Concentrated Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Concentrated Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Concentrated Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Large Cap Growth Concentrated Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Large Cap Growth Concentrated Portfolio to exceed 0.89%. No reimbursement by the Large Cap Growth Concentrated Portfolio will be made unless: (i) the Large Cap Growth Concentrated Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Concentrated Portfolio's total annual operating expense ratio is less than 0.89%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Concentrated Portfolio for which the Advisor may seek reimbursement was $140 (000) (expiring December 31, 2009), $240 (000) (expiring December 31, 2010) and $145 (000) (expiring December 31, 2011). As of June 30, 2008, the net assets of the Large Cap Growth Concentrated Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Large Cap Growth Concentrated Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with Ashfield Capital Partners, LLC ("Ashfield") and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Concentrated Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Concentrated Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each sub-advisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring,

termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Concentrated Portfolio for the six-month period ended June 30, 2008, were $49,542 (000) and $54,503 (000), respectively.

5. FEDERAL TAX INFORMATION

The Large Cap Growth Concentrated Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-in Capital (000)	Increase Undistributed Net Investment Income (000)
$(21)	$21

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:

December 2009	$ (121,875)
December 2010	(82,020)
Unrealized appreciation	11,836
	$ (192,059)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Large Cap Growth Concentrated Portfolio utilized $9,783 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growth Concentrated Portfolio for federal income tax purposes at June 30, 2008 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$45,829	$6,881	$(2,344)	$4,537

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Concentrated Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Large Cap Growth Concentrated Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Concentrated Portfolio's growth style of investing, and the Large Cap Growth Concentrated Portfolio's returns may vary considerably from other equity funds using different investment styles.

Non-Diversified Portfolio Risk — The Large Cap Growth Concentrated Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Large Cap Growth Concentrated Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Large Cap Growth Concentrated Portfolio's NAV and total return than a diversified portfolio. The Large Cap Growth Concentrated Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Concentrated Portfolio may overweight specific industries within certain sectors, which may cause the Large Cap Growth Concentrated Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Concentrated Portfolio enters into various contracts that provide for general indemnifications. The Large Cap Growth Concentrated Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Concentrated Portfolio. However, based on experience, the Large Cap Growth Concentrated Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

Notes to Financial Statements — concluded

9. New Accounting Pronouncements

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities.* SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. Subsequent Event

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Concentrated Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Concentrated Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Concentrated Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Concentrated Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Concentrated Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Concentrated Portfolio				
Actual Portfolio Return	$1,000.00	$ 859.60	0.89%	$4.12
Hypothetical 5% Return	1,000.00	1,020.44	0.89	4.47

* Expenses are equal to the Large Cap Growth Concentrated Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half period).

FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.


OLD MUTUAL®
Insurance Series Fund

Old Mutual Mid-Cap Portfolio

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/ or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

OLD MUTUAL MID-CAP PORTFOLIO

PORTFOLIO SUMMARY (UNAUDITED)

Top Ten Holdings as of June 30, 2008

Intuit	3.0%
Maxim Integrated Products	2.8%
El Paso	2.7%
Sonoco Products	2.2%
Liberty Media - Interactive, Cl A	2.1%
Validus Holdings	2.0%
Expedia	1.9%
Montpelier Re Holdings	1.9%
Interactive Brokers Group, Cl A	1.8%
JDS Uniphase	1.8%
As a % of Total Portfolio Investments	22.2%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



Utilities (7.0%)
Cash Equivalents (3.6%)
Telecommunications Services (0.8%)
Consumer Discretionary (8.7%)
Materials (5.9%)
Consumer Staples (2.6%)
Energy (8.4%)
Information Technology (20.7%)
Financials (19.2%)
Industrials (10.7%)
Health Care (12.4%)

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value
Common Stock — 99.1%		
Aerospace/Defense-Equipment — 0.7%		
DRS Technologies	188	$ 14,799
Total Aerospace/Defense-Equipment		14,799
Applications Software — 4.7%		
Citrix Systems*	1,096	32,233
Intuit*	2,205	60,792
Total Applications Software		93,025
Auction House/Art Dealer — 0.3%		
Sotheby's	250	6,593
Total Auction House/Art Dealer		6,593
Commercial Services-Finance — 0.5%		
Paychex	325	10,166
Total Commercial Services-Finance		10,166
Computer Services — 0.4%		
DST Systems*	140	7,707
Total Computer Services		7,707
Consulting Services — 1.1%		
Corporate Executive Board	533	22,413
Total Consulting Services		22,413
Consumer Products-Miscellaneous — 1.1%		
Clorox	420	21,924
Total Consumer Products-Miscellaneous		21,924
Containers-Paper/Plastic — 4.0%		
Sealed Air	1,750	33,267
Sonoco Products	1,482	45,868
Total Containers-Paper/Plastic		79,135
Cruise Lines — 0.7%		
Royal Caribbean Cruises	590	13,257
Total Cruise Lines		13,257
Data Processing/Management — 1.3%		
Fiserv*	380	17,240
SEI Investments	380	8,938
Total Data Processing/Management		26,178
Diversified Manufacturing Operations — 1.7%		
Dover	420	20,315
Ingersoll-Rand, Cl A	341	12,764
Total Diversified Manufacturing Operations		33,079
Drug Delivery Systems — 1.0%		
Alkermes*	1,580	19,529
Total Drug Delivery Systems		19,529

Description	Shares	Value
E-Commerce/Services — 4.2%		
Expedia*	2,165	$ 39,793
Liberty Media-Interactive, Cl A*	2,951	43,556
Total E-Commerce/Services		83,349
Electric-Integrated — 2.6%		
SCANA	170	6,290
Sierra Pacific Resources	2,080	26,437
TECO Energy	860	18,481
Total Electric-Integrated		51,208
Electronic Components-Miscellaneous — 1.2%		
Flextronics International*	2,550	23,970
Total Electronic Components-Miscellaneous		23,970
Electronic Components-Semiconductors — 3.0%		
Broadcom, Cl A*	843	23,005
DSP Group*	570	3,990
Fairchild Semiconductor International*	1,270	14,897
Semtech*	1,235	17,376
Total Electronic Components-Semiconductors		59,268
Engineering/R&D Services — 0.8%		
URS*	400	16,788
Total Engineering/R&D Services		16,788
Fiduciary Banks — 1.3%		
Wilmington Trust	985	26,043
Total Fiduciary Banks		26,043
Finance-Investment Banker/Broker — 3.5%		
Greenhill & Co	299	16,104
Interactive Brokers Group, Cl A*	1,140	36,628
optionsXpress Holdings	780	17,425
Total Finance-Investment Banker/Broker		70,157
Finance-Other Services — 0.7%		
Asset Acceptance Capital	1,180	14,420
Total Finance-Other Services		14,420
Food-Meat Products — 0.7%		
Hormel Foods	379	13,117
Total Food-Meat Products		13,117
Food-Miscellaneous/Diversified — 0.9%		
ConAgra Foods	888	17,121
Total Food-Miscellaneous/Diversified		17,121
Gas-Distribution — 1.0%		
WGL Holdings	550	19,107
Total Gas-Distribution		19,107

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value
Hotels & Motels — 1.6%		
Wyndham Worldwide	1,726	$ 30,913
Total Hotels & Motels		30,913
Human Resources — 1.6%		
Hewitt Associates, Cl A*	827	31,699
Total Human Resources		31,699
Independent Power Producer — 2.9%		
Mirant*	744	29,128
Reliant Energy*	1,346	28,629
Total Independent Power Producer		57,757
Industrial Automation/Robot — 1.2%		
Cognex	1,065	24,548
Total Industrial Automation/Robot		24,548
Investment Companies — 0.9%		
KKR Financial Holdings	1,780	18,690
Total Investment Companies		18,690
Investment Management/Advisory Services — 1.8%		
Federated Investors, Cl B	1,051	36,175
Total Investment Management/Advisory Services		36,175
Linen Supply & Related Items — 1.4%		
Cintas	1,029	27,279
Total Linen Supply & Related Items		27,279
Medical Information Systems — 0.9%		
Cerner*	400	18,072
Total Medical Information Systems		18,072
Medical Labs & Testing Services — 1.1%		
Quest Diagnostics	464	22,490
Total Medical Labs & Testing Services		22,490
Medical-Biomedical/Genetic — 1.0%		
Invitrogen*	510	20,023
Total Medical-Biomedical/Genetic		20,023
Medical-Drugs — 3.2%		
Cephalon*	484	32,278
Forest Laboratories*	903	31,370
Total Medical-Drugs		63,648
Medical-Generic Drugs — 1.2%		
Barr Pharmaceuticals*	551	24,839
Total Medical-Generic Drugs		24,839
Medical-Outpatient/Home Medical — 1.6%		
Lincare Holdings*	1,130	32,092
Total Medical-Outpatient/Home Medical		32,092

Description	Shares	Value
Multimedia — 1.4%		
EW Scripps, Cl A	350	$ 14,539
Liberty Media — Entertainment, Cl A*	590	14,296
Total Multimedia		28,835
Non-Hazardous Waste Disposal — 1.8%		
Allied Waste Industries*	2,826	35,664
Total Non-Hazardous Waste Disposal		35,664
Office Automation & Equipment — 1.8%		
Pitney Bowes	1,041	35,498
Total Office Automation & Equipment		35,498
Oil-Field Services — 3.9%		
BJ Services	728	23,252
Exterran Holdings*	488	34,887
Helix Energy Solutions Group*	473	19,696
Total Oil-Field Services		77,835
Paper & Related Products — 0.5%		
Smurfit-Stone Container*	2,370	9,646
Total Paper & Related Products		9,646
Pipelines — 4.7%		
El Paso	2,554	55,524
El Paso Pipeline Partners	946	19,535
Targa Resources Partners	845	19,477
Total Pipelines		94,536
Platinum — 1.6%		
Stillwater Mining*	2,735	32,355
Total Platinum		32,355
Printing-Commercial — 1.4%		
RR Donnelley & Sons	360	10,688
Valassis Communications*	1,300	16,276
Total Printing-Commercial		26,964
Private Corrections — 1.2%		
Corrections Corp of America*	840	23,075
Total Private Corrections		23,075
Reinsurance — 11.0%		
Allied World Assurance Holdings	699	27,694
Aspen Insurance Holdings	1,404	33,233
Everest Re Group	442	35,232
Max Capital Group	940	20,050
Montpelier Re Holdings	2,607	38,453
Odyssey Re Holdings	676	23,998
Validus Holdings	1,890	40,163
Total Reinsurance		218,823

Description	Shares	Value
Semiconductor Components-Integrated Circuits — 3.3%		
Cypress Semiconductor*	390	$ 9,653
Maxim Integrated Products	2,678	56,640
Total Semiconductor Components-Integrated Circuits		66,293
Telecommunications Equipment — 1.0%		
Arris Group*	2,280	19,266
Total Telecommunications Equipment		19,266
Telecommunications Equipment-Fiber Optics — 1.8%		
JDS Uniphase*	3,190	36,238
Total Telecommunications Equipment-Fiber Optics		36,238
Telephone-Integrated — 0.8%		
Telephone & Data Systems	365	17,254
Total Telephone-Integrated		17,254
Therapeutics — 2.6%		
Medicines*	1,700	33,695
Warner Chilcott, Cl A*	1,145	19,408
Total Therapeutics		53,103
Water — 0.8%		
American Water Works*	720	15,970
Total Water		15,970
Wireless Equipment — 1.7%		
Alvarion*	1,820	12,849
RF Micro Devices*	7,435	21,562
Total Wireless Equipment		34,411
Total Common Stock (Cost $2,028,114)		1,976,344
Money Market Fund — 3.7%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	73,222	73,222
Total Money Market Fund (Cost $73,222)		73,222
Total Investments — 102.8% (Cost $2,101,336)		2,049,566
Other Assets and Liabilities, Net — (2.8%)		(56,058)
Total Net Assets — 100.0%		$1,993,508

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.
Cl — Class
R&D — Research and Development

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 2,049,566
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$ 2,049,566

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES

AS OF JUNE 30, 2008 (UNAUDITED)

	Old Mutual Mid-Cap Portfolio
Assets:	
Investment Securities, at cost	$2,101,336
Investment Securities, at value	$2,049,566
Receivable for Investment Securities Sold	9,438
Receivable for Dividends and Interest	675
Receivable from Investment Advisor	7,080
Total Assets	2,066,759
Liabilities:	
Payable for Management Fees	3,634
Payable for Capital Shares Redeemed	3,788
Payable for Trustees' Fees	2,682
Accrued Expenses	63,147
Total Liabilities	73,251
Net Assets	$1,993,508
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 382,035 outstanding shares of beneficial interest	$1,346,322
Undistributed Net Investment Income	5,521
Accumulated Net Realized Gain on Investments	693,435
Net Unrealized Depreciation on Investments	(51,770)
Net Assets	$1,993,508
Net Asset Value, Offering and Redemption Price Per Share	$ 5.22

The accompanying notes are an integral part of the financial statements.

Statement of Operations

For the six-month period ended June 30, 2008 (Unaudited)

	Old Mutual Mid-Cap Portfolio
Investment Income:	
Dividends	$ 16,424
Total Investment Income	16,424
Expenses:	
Management Fees	10,463
Trustees' Fees	2,976
Custodian Fees	16,767
Professional Fees	10,142
Printing Fees	8,987
Transfer Agent Fees	11,952
Insurance Expense	5,523
Other Expenses	4,526
Total Expenses	71,336
Less:	
Waiver of Management Fees	(10,463)
Reimbursement of Other Expenses by Advisor	(49,966)
Expense Reduction[1]	(4)
Net Expenses	10,903
Net Investment Income	5,521
Net Realized Loss from Investment Transactions	(139,495)
Net Change in Unrealized Depreciation on Investments	(188,708)
Net Realized and Unrealized Loss on Investments	(328,203)
Decrease in Net Assets Resulting from Operations	$ (322,682)

[1] All expense reductions are for transfer agent expenses. See Note 2.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Old Mutual Mid-Cap Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Income (Loss)	$ 5,521	$ (8,899)
Net Realized Gain (Loss) from Investments	(139,495)	1,384,893
Net Change in Unrealized Depreciation on Investments	(188,708)	(1,028,598)
Net Increase (Decrease) in Net Assets Resulting from Operations	(322,682)	347,396
Dividends and Distributions to Shareholders From:		
Net Realized Gains from Security Transactions:	—	(3,920,280)
Total Dividends and Distributions	—	(3,920,280)
Capital Share Transactions:		
Shares Issued	77,430	867,270
Shares Issued upon Reinvestment of Distributions	—	3,920,280
Shares Redeemed	(294,971)	(4,253,051)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(217,541)	534,499
Total Decrease in Net Assets	(540,223)	(3,038,385)
Net Assets:		
Beginning of Period	2,533,731	5,572,116
End of Period	$1,993,508	$ 2,533,731
Undistributed Net Investment Income	$ 5,521	$ —
Shares Issued and Redeemed:		
Shares Issued	14,016	128,138
Shares Issued upon Reinvestment of Distributions	—	631,285
Shares Redeemed	(53,428)	(655,496)
Net Increase (Decrease) in Shares Outstanding	(39,412)	103,927

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Year or Period Ended December 31, (unless otherwise noted) and for the Six-Month Period ended June 30, 2008 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Mid-Cap Portfolio														
2008	$ 6.01	$ 0.01[1]	$(0.80)	$(0.79)	$ —	$ —	$ —	$ 5.22	(13.14)%†	$ 1,993,508	0.99%**	6.47%**	0.50%**	59.63%†
2007	17.55	(0.01)	0.69	0.68	—	(12.22)	(12.22)	6.01	1.63%	2,533,731	0.99%	2.90%	(0.21)%	152.54%
2006	16.69	(0.03)	1.81	1.78	(0.05)	(0.87)	(0.92)	17.55	11.19%	5,572,116	0.99%	1.20%	(0.19)%	152.62%
2005	17.10	0.04	0.88	0.92	—	(1.33)	(1.33)	16.69	5.71%	54,844,230	1.17%	1.17%	0.25%	89.06%
2004	14.64	(0.04)	2.76	2.72	—	(0.26)	(0.26)	17.10	18.86%	46,766,261	1.17%	1.17%	(0.26)%	123.19%
2003	10.90	(0.03)	3.77	3.74	—	—	—	14.64	34.31%	30,859,104	1.20%	1.23%	(0.24)%	147.82%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

** Ratios for periods of less than one year have been annualized.

† Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Organization

Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Mid-Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Mid-Cap Portfolio is classified as a diversified management investment company. The financial statements for the Mid-Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008 54% and 43% of the outstanding shares of the Mid-Cap Portfolio were held by the separate accounts of two participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Mid-Cap Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date. The Portfolio utilized earnings and profits distributed to shareholders on redemption of shares as part of the dividends paid deduction for Federal income tax purposes.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Mid-Cap Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Mid-Cap Portfolio had no outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Notes to Financial Statements — continued

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Mid-Cap Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Mid-Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Mid-Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Mid-Cap Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.99% of the Mid-Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Mid-Cap Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Mid-Cap Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Mid-Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Mid-Cap Portfolio to exceed 0.99%. No reimbursement by the Mid-Cap Portfolio will be made unless: (i) the Mid-Cap Portfolio's assets exceed $75 million; (ii) the Mid-Cap Portfolio's total annual operating expense ratio is less than 0.99%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Mid-Cap Portfolio for which the Advisor may seek reimbursement was $102,556 (expiring December 31, 2009), $82,300 (expiring December 31, 2010) and $60,429 (expiring December 31, 2011). As of June 30, 2008, the net assets of the Mid-Cap Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Mid-Cap Portfolio, and the Advisor have entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with Liberty Ridge to provide co-sub-advisory services to the Mid-Cap Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Mid-Cap Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of Sub-Administrator's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Mid-Cap Portfolio for the six-month period ended June 30, 2008, were $1,277,737 and $1,423,742, respectively.

5. FEDERAL TAX INFORMATION

The Mid-Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, and reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities were classified to/from the following accounts:

Increase Undistributed Net Investment Income	Decrease Accumulated Net Realized Gain
$8,899	$(8,899)

This reclassification had no effect on net assets or net asset value per share.

The tax character of dividends and distributions declared during the years ended December 31, 2007 and December 31, 2006 were as follows:

	Ordinary Income	Long-Term Capital Gains	Total
2007	$3,506,305	$ 413,975	$3,920,280
2006	$1,323,709	$1,229,258	$2,552,967

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows:

Undistributed ordinary income	$447,728
Undistributed Long-Term Capital Gain	516,189
Post October Loss	(34,702)
Unrealized appreciation	40,648
	$969,863

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Mid-Cap Portfolio for federal income tax purposes at June 30, 2008 were as follows:

Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Depreciation
$2,101,336	$139,880	$(191,650)	$(51,770)

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Mid-Cap Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Mid-Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small and Mid-Size Company Risk — The Mid-Cap Portfolio primarily invests in mid-sized companies and also may invest in smaller companies. While small-sized companies, and to an extent mid-sized companies, may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Mid-Cap Portfolio could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Mid-Cap Portfolio may overweight certain industries within a sector, which may cause the Mid-Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Mid-Cap Portfolio enters into various contracts that provide for general indemnifications. The Mid-Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Mid-Cap Portfolio. However, based on experience, the Mid-Cap Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios.

However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities*. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. SUBSEQUENT EVENT

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Mid-Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Mid-Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Mid-Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Mid-Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Mid-Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Mid-Cap Portfolio				
Actual Portfolio Return	$1,000.00	$868.60	0.99%	$4.60
Hypothetical 5% Return	1,000.00	1,019.94	0.99	4.97

* Expenses are equal to the Mid-Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

This page is intentionally left blank.

FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 OLD MUTUAL



OLD MUTUAL®

Insurance Series Fund

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

Old Mutual Select Value Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

OLD MUTUAL SELECT VALUE PORTFOLIO

PORTFOLIO SUMMARY (UNAUDITED)

Top Ten Holdings as of June 30, 2008

E.I. du Pont de Nemours	6.0%
BP ADR	5.2%
General Electric	5.2%
Allstate	5.1%
El Paso	5.1%
Kraft Foods, Cl A	5.0%
Medtronic	5.0%
ConocoPhillips	4.6%
Verizon Communications	4.6%
Hartford Financial Services Group	4.5%
As a % of Total Portfolio Investments	50.3%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



Utilities (3.0%)
Cash Equivalents (2.2%)
Consumer Discretionary (3.9%)
Telecommunications Services (4.6%)
Consumer Staples (10.4%)
Materials (11.0%)
Energy (14.9%)
Information Technology (5.2%)
Industrials (7.0%)
Health Care (12.9%)
Financials (24.9%)

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 95.7%		
Applications Software — 2.1%		
Microsoft	21,255	$ 585
Total Applications Software		585
Cable TV — 3.9%		
Comcast, Special Cl A*	58,845	1,104
Total Cable TV		1,104
Chemicals-Diversified — 5.9%		
E.I. du Pont de Nemours	39,468	1,692
Total Chemicals-Diversified		1,692
Cosmetics & Toiletries — 2.6%		
Procter & Gamble	12,380	753
Total Cosmetics & Toiletries		753
Diversified Manufacturing Operations — 6.8%		
3M	7,275	506
General Electric	54,260	1,448
Total Diversified Manufacturing Operations		1,954
Electric-Integrated — 2.9%		
Dominion Resources	17,728	842
Total Electric-Integrated		842
Fiduciary Banks — 3.2%		
State Street	14,370	920
Total Fiduciary Banks		920
Finance-Investment Banker/Broker — 4.1%		
JPMorgan Chase	26,162	898
Morgan Stanley	7,463	269
Total Finance-Investment Banker/Broker		1,167
Food-Miscellaneous/Diversified — 7.5%		
General Mills	12,239	744
Kraft Foods, Cl A	49,490	1,408
Total Food-Miscellaneous/Diversified		2,152
Investment Management/Advisory Services — 2.6%		
Franklin Resources	8,080	740
Total Investment Management/Advisory Services		740

Description	Shares	Value (000)
Medical Instruments — 4.9%		
Medtronic	27,170	$ 1,406
Total Medical Instruments		1,406
Medical Products — 2.6%		
Zimmer Holdings*	10,810	736
Total Medical Products		736
Medical-Drugs — 5.2%		
Pfizer	41,448	724
Schering-Plough	38,270	753
Total Medical-Drugs		1,477
Metal Processors & Fabricators — 2.2%		
Sterlite Industries ADR*	40,040	637
Total Metal Processors & Fabricators		637
Metal-Aluminum — 2.6%		
Alcoa	21,100	751
Total Metal-Aluminum		751
Multi-Line Insurance — 11.5%		
Allstate	31,370	1,430
American International Group	23,108	611
Hartford Financial Services Group	19,450	1,256
Total Multi-Line Insurance		3,297
Oil Companies-Integrated — 9.6%		
BP ADR	21,082	1,467
ConocoPhillips	13,685	1,292
Total Oil Companies-Integrated		2,759
Pipelines — 5.0%		
El Paso	65,326	1,420
Total Pipelines		1,420
Reinsurance — 3.0%		
Berkshire Hathaway, Cl A*	7	845
Total Reinsurance		845

Old Mutual Select Value Portfolio — concluded

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 3.0%		
Maxim Integrated Products	40,644	$ 860
Total Semiconductor Components-Integrated Circuits		860
Telephone-Integrated — 4.5%		
Verizon Communications	36,040	1,276
Total Telephone-Integrated		1,276
Total Common Stock (Cost $27,536)		27,373
Money Market Fund — 2.2%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	618,591	619
Total Money Market Fund (Cost $619)		619
Total Investments — 97.9% (Cost $28,155)		27,992
Other Assets and Liabilities, Net — 2.1%		613
Total Net Assets — 100.0%		$ 28,605

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.
ADR — American Depositary Receipt
Cl — Class
Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$27,992
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$27,992

The accompanying notes are an integral part of the financial statements.

6

Statement of Assets & Liabilities (000, excluding shares)

As of June 30, 2008 (Unaudited)

	Old Mutual Select Value Portfolio
Assets:	
Investment Securities, at cost	$ 28,155
Investment Securities, at value	$ 27,992
Receivable for Investment Securities Sold	657
Receivable for Dividends and Interest	61
Receivable from Investment Advisor	25
Total Assets	28,735
Liabilities:	
Payable for Management Fees	40
Payable for Capital Shares Redeemed	7
Payable for Trustees' Fees	15
Accrued Expenses	68
Total Liabilities	130
Net Assets	$ 28,605
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 1,676,137 outstanding shares of beneficial interest	$ 84,111
Undistributed Net Investment Income	798
Accumulated Net Realized Loss on Investments	(56,141)
Net Unrealized Depreciation on Investments	(163)
Net Assets	$ 28,605
Net Asset Value, Offering and Redemption Price Per Share	$ 17.07

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 (UNAUDITED)

	Old Mutual Select Value Portfolio
Investment Income:	
Dividends	$ 408
Total Investment Income	408
Expenses:	
Management Fees	115
Trustees' Fees	18
Custodian Fees	3
Professional Fees	17
Printing Fees	23
Transfer Agent Fees	11
Other Expenses	10
Total Expenses	197
Less:	
Waiver of Management Fees	(53)
Net Expenses	144
Net Investment Income	264
Net Realized Gain from Investment Transactions	943
Net Change in Unrealized Depreciation on Investments	(3,554)
Net Realized and Unrealized Loss on Investments	(2,611)
Decrease in Net Assets Resulting from Operations	$ (2,347)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Select Value Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Income	$ 264	$ 536
Net Increase from Payment by Affiliates	—	2[1]
Net Realized Gain from Investments	943	5,428
Net Change in Unrealized Depreciation on Investments	(3,554)	(3,537)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,347)	2,429
Dividends and Distributions to Shareholders From:		
Net Investment Income	—	(517)
Total Dividends and Distributions	—	(517)
Capital Share Transactions:		
Shares Issued	34	716
Shares Issued upon Reinvestment of Dividends	—	517
Shares Redeemed	(2,938)	(15,912)
Decrease in Net Assets Derived from Capital Shares Transactions	(2,904)	(14,679)
Total Decrease in Net Assets	(5,251)	(12,767)
Net Assets:		
Beginning of Period	33,856	46,623
End of Period	$ 28,605	$ 33,856
Undistributed Net Investment Income	$ 798	$ 534
Shares Issued and Redeemed:		
Shares Issued	2	40
Shares Issued upon Reinvestment of Dividends	—	28
Shares Redeemed	(166)	(871)
Net Decrease in Shares Outstanding	(164)	(803)

[1] See Note 3.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period Ended December 31, (unless otherwise noted) and for the Six-Month Period ended June 30, 2008 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL SELECT VALUE PORTFOLIO														
2008	$18.39	$0.15	$ (1.47)	$(1.32)	$ —	$—	$ —	$17.07	(7.18)%[†]	$28,605	0.94%**	1.29%**	1.72%**	71.23%[†]
2007	17.64	0.23	0.74[#]	0.97	(0.22)	—	(0.22)	18.39	5.52%[#]	33,856	0.94%	1.13%	1.23%	86.33%
2006	14.25	0.16	3.47	3.63	(0.24)	—	(0.24)	17.64	25.74%	46,623	0.94%	0.96%	1.05%	79.56%
2005	13.91	0.18	0.44	0.62	(0.28)	—	(0.28)	14.25	4.51%	51,491	0.96%	0.96%	1.28%	71.77%
2004	13.83	0.21	0.17	0.38	(0.30)	—	(0.30)	13.91	2.85%	64,049	0.92%	0.92%	1.52%	110.53%
2003	12.00	0.35	1.81	2.16	(0.33)	—	(0.33)	13.83	18.29%	94,035	0.90%	0.90%	1.53%	224.47%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

[#] Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

** Ratios for periods of less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2008 (Unaudited)

1. Organization

Old Mutual Select Value Portfolio (the "Select Value Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Select Value Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Select Value Portfolio is classified as a diversified management investment company. The financial statements for the Select Value Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008, 91% of the outstanding shares of the Select Value Portfolio were held by the separate accounts of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Select Value Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Select Value Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Select Value Portfolio had no outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Select Value Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

Expense Limitation Agreement — In the interest of limiting expenses of the Select Value Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Select Value Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Select Value Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.94% of the Select Value Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Select Value Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Select Value Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Select Value Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Select Value Portfolio to exceed 0.94%. No reimbursement by the Select Value Portfolio will be made unless: (i) the Select Value Portfolio's assets exceed $75 million; (ii) the Select Value Portfolio's total annual operating expense ratio is less than 0.94%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Select Value Portfolio for which the Advisor may seek reimbursement was $10 (000) (expiring December 31, 2009), $82 (000) (expiring December 31, 2010) and $53 (000) (expiring December 31, 2011). As of June 30, 2008, the net assets of the Select Value Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Select Value Portfolio, and the Advisor have entered into a sub-advisory agreement with Liberty Ridge to provide sub-advisory services to the Select Value Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Select Value Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Payment by Affiliate — For the year ended December 31, 2007, Liberty Ridge voluntarily contributed $2,202 to the Select Value Portfolio to offset losses incurred due to a trade omission.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Select Value Portfolio for the six-month period ended June 30, 2008, were $21,361 (000) and $24,523 (000), respectively.

5. Federal Tax Information

The Select Value Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2007.

The tax character of dividends and distributions declared during the years ended December 31, 2007 and 2006 were as follows:

	Ordinary Income (000)
2007	$517
2006	729

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:

December 2010	$ (56,705)
Undistributed Ordinary Income	535
Unrealized appreciation	3,011
	$ (53,159)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Select Value Portfolio utilized $5,502 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Select Value Portfolio for federal income tax purposes at June 30, 2008 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Depreciation (000)
$28,155	$2,175	$(2,338)	$(163)

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Select Value Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Select Value Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Select Value Portfolio's value style of investing, and the Select Value Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Select Value Portfolio may overweight specific industries within certain sectors, which may cause the Select Value Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Select Value Portfolio enters into various contracts that provide for general indemnifications. The Select Value Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Select Value Portfolio. However, based on experience, the Select Value Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

8. Litigation

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities.* SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. Subsequent Event

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Portfolio Expenses Example (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Select Value Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Select Value Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Select Value Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Select Value Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Select Value Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Select Value Portfolio				
Actual Portfolio Return	$1,000.00	$ 928.20	0.94%	$4.51
Hypothetical 5% Return	1,000.00	1,020.49	0.94	4.72

* Expenses are equal to the Select Value Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**


OLD MUTUAL®

Insurance Series Fund

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

Old Mutual Small Cap Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stock across all major industries.

Index returns and statistical data included are provided by Bloomberg and Fact Set.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

OLD MUTUAL SMALL CAP PORTFOLIO

PORTFOLIO SUMMARY (UNAUDITED)

Top Ten Holdings as of June 30, 2008

Pactiv	1.4%
Stillwater Mining	1.3%
Validus Holdings	1.3%
PerkinElmer	1.2%
Comtech Telecommunications	1.2%
Key Energy Services	1.2%
Amphenol, Cl A	1.1%
Arch Capital Group	1.1%
ITC Holdings	1.0%
Zenith National Insurance	1.0%
As a % of Total Portfolio Investments	11.8%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



Utilities (5.5%)
Cash Equivalents (1.9%)
Consumer Discretionary (9.1%)
Telecommunications Services (1.5%)
Consumer Staples (1.7%)
Materials (9.7%)
Energy (7.2%)
Investment Company (0.7%)
Financials (11.6%)
Information Technology (25.2%)
Health Care (14.2%)
Industrials (11.7%)

Description	Shares	Value (000)	Description	Shares	Value (000)
Common Stock — 97.2%			**Chemicals-Specialty — 1.3%**		
Advertising Services — 0.5%			Albemarle	12,205	$ 487
Greenfield Online*	23,980	$ 358	Cabot	9,900	241
Total Advertising Services		358	Hercules	10,990	186
Aerospace/Defense — 1.3%			Total Chemicals-Specialty		914
Aerovironment*	9,200	250	**Commercial Banks-Central US — 0.6%**		
Teledyne Technologies*	14,685	716	Cullen/Frost Bankers	1,675	84
Total Aerospace/Defense		966	MB Financial	8,035	181
Aerospace/Defense-Equipment — 1.6%			Sterling Bancshares	15,070	137
B/E Aerospace*	12,605	294	Total Commercial Banks-Central US		402
DRS Technologies	4,350	342	**Commercial Banks-Eastern US — 0.3%**		
Heico	4,695	153	Signature Bank*	7,540	194
Heico, Cl A	4,835	129	Total Commercial Banks-Eastern US		194
Orbital Sciences*	9,950	234	**Commercial Banks-Southern US — 0.9%**		
Total Aerospace/Defense-Equipment		1,152	Bancorpsouth	35,115	614
Airlines — 0.6%			Total Commercial Banks-Southern US		614
Airtran Holdings*	107,610	220	**Commercial Services — 0.5%**		
AMR*	16,160	83	Healthcare Services Group	25,430	387
Continental Airlines, Cl B*	9,650	98	Total Commercial Services		387
UAL	9,040	47	**Commercial Services-Finance — 0.9%**		
Total Airlines		448	Interactive Data	14,765	371
Apparel Manufacturers — 0.5%			Wright Express*	11,935	296
Maidenform Brands*	12,440	168	Total Commercial Services-Finance		667
True Religion Apparel*	7,045	188	**Communications Software — 0.3%**		
Total Apparel Manufacturers		356	DivX*	23,638	174
Applications Software — 1.9%			Total Communications Software		174
EPIQ Systems*	17,915	254	**Computer Aided Design — 0.8%**		
Patni Computer Systems ADR	21,725	218	Ansys*	12,630	595
Progress Software*	24,210	619	Total Computer Aided Design		595
Quest Software*	16,430	243	**Computer Graphics — 0.6%**		
Total Applications Software		1,334	Monotype Imaging Holdings*	32,485	396
Beverages-Non-Alcoholic — 0.5%			Total Computer Graphics		396
Coca-Cola Bottling	8,914	330	**Computer Services — 1.2%**		
Total Beverages-Non-Alcoholic		330	DST Systems*	6,255	344
Building Products-Cement/Aggregate — 0.9%			IHS, Cl A*	7,010	488
Texas Industries	11,175	627	Total Computer Services		832
Total Building Products-Cement/Aggregate		627	**Computer Software — 0.7%**		
Cellular Telecommunications — 0.7%			Blackbaud	11,325	242
Cellcom Israel	15,440	528	Guidance Software*	26,520	253
Total Cellular Telecommunications		528	Total Computer Software		495
Chemicals-Diversified — 1.0%					
Celanese, Ser A	12,620	576			
Olin	4,565	120			
Total Chemicals-Diversified		696			

SCHEDULE OF INVESTMENTS

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Computers-Integrated Systems — 1.7%		
NCI, Cl A*	12,740	$ 291
NCR*	10,930	275
Radisys*	27,285	247
Teradata*	18,440	427
Total Computers-Integrated Systems		1,240
Computers-Memory Devices — 0.4%		
Qimonda ADR*	54,250	129
Silicon Storage Technology*	66,260	184
Total Computers-Memory Devices		313
Computers-Peripheral Equipment — 0.6%		
Logitech International*	15,125	405
Total Computers-Peripheral Equipment		405
Consulting Services — 1.6%		
Corporate Executive Board	6,520	274
FTI Consulting*	3,195	219
Gartner*	6,920	143
Watson Wyatt Worldwide, Cl A	9,805	519
Total Consulting Services		1,155
Containers-Metal/Glass — 1.3%		
Greif, Cl A	5,673	363
Silgan Holdings	11,290	573
Total Containers-Metal/Glass		936
Containers-Paper/Plastic — 2.8%		
Bemis	26,205	588
Pactiv*	45,975	976
Sonoco Products	13,110	406
Total Containers-Paper/Plastic		1,970
Cosmetics & Toiletries — 0.6%		
Alberto-Culver	17,225	453
Total Cosmetics & Toiletries		453
Decision Support Software — 0.3%		
SPSS*	5,845	213
Total Decision Support Software		213
Diagnostic Equipment — 0.6%		
Gen-Probe*	9,565	454
Total Diagnostic Equipment		454
Diagnostic Kits — 1.8%		
Idexx Laboratories*	8,770	427
Meridian Bioscience	18,487	498
Qiagen*	16,985	342
Total Diagnostic Kits		1,267

Description	Shares	Value (000)
Dialysis Centers — 0.5%		
Dialysis Corp Of America*	50,566	$ 368
Total Dialysis Centers		368
Diversified Manufacturing Operations — 0.3%		
SPX	1,750	231
Total Diversified Manufacturing Operations		231
Educational Software — 0.3%		
Blackboard*	5,310	203
Total Educational Software		203
Electric Products-Miscellaneous — 0.5%		
Ametek	7,717	364
Total Electric Products-Miscellaneous		364
Electric-Integrated — 1.8%		
Avista	8,450	181
Portland General Electric	27,115	611
Westar Energy	23,095	497
Total Electric-Integrated		1,289
Electric-Transmission — 1.0%		
ITC Holdings	14,410	737
Total Electric-Transmission		737
Electronic Components-Miscellaneous — 0.7%		
Celestica*	62,255	525
Total Electronic Components-Miscellaneous		525
Electronic Components-Semiconductors — 2.9%		
Bookham*	81,855	138
DSP Group*	36,730	257
Fairchild Semiconductor International*	22,540	264
Ikanos Communications*	111,282	375
ON Semiconductor*	67,515	619
Semtech*	5,585	79
Zoran*	27,295	319
Total Electronic Components-Semiconductors		2,051
Electronic Connectors — 1.1%		
Amphenol, Cl A	18,030	809
Total Electronic Connectors		809
Electronic Measuring Instruments — 0.6%		
National Instruments	13,675	388
Orbotech*	2,575	34
Total Electronic Measuring Instruments		422

Description	Shares	Value (000)
E-Marketing/Information — 0.4%		
Valueclick*	19,790	$ 300
Total E-Marketing/Information		300
Engineering/R&D Services — 0.3%		
URS*	4,444	187
Total Engineering/R&D Services		187
Enterprise Software/Services — 0.7%		
Novell*	61,440	362
PROS Holdings*	11,250	126
Total Enterprise Software/Services		488
Fiduciary Banks — 0.5%		
Wilmington Trust	13,415	355
Total Fiduciary Banks		355
Finance-Investment Banker/Broker — 0.7%		
Interactive Brokers Group, Cl A*	14,560	468
Total Finance-Investment Banker/Broker		468
Food-Dairy Products — 0.6%		
Dean Foods	23,405	459
Total Food-Dairy Products		459
Gas-Distribution — 2.1%		
AGL Resources	14,220	492
Southwest Gas	17,055	507
UGI	17,075	490
Total Gas-Distribution		1,489
Heart Monitors — 0.4%		
Cardiac Science*	34,260	281
Total Heart Monitors		281
Human Resources — 0.4%		
Cross Country Healthcare*	11,730	169
Hudson Highland Group*	13,555	142
Total Human Resources		311
Industrial Automation/Robot — 0.6%		
Cognex	9,120	210
Nordson	3,340	243
Total Industrial Automation/Robot		453
Instruments-Controls — 1.1%		
Mettler Toledo International*	2,880	273
Photon Dynamics*	33,240	501
Total Instruments-Controls		774

Description	Shares	Value (000)
Instruments-Scientific — 2.5%		
OYO Geospace*	7,890	$ 465
PerkinElmer	30,165	840
Varian*	9,280	474
Total Instruments-Scientific		1,779
Internet Application Software — 0.5%		
CryptoLogic	7,977	115
DealerTrack Holdings*	18,350	259
Total Internet Application Software		374
Internet Content-Information/News — 0.4%		
WebMD Health, Cl A*	11,140	311
Total Internet Content-Information/News		311
Internet Incubators — 0.1%		
Internet Capital Group*	11,345	88
Total Internet Incubators		88
Investment Companies — 0.4%		
KKR Financial Holdings	27,070	284
Total Investment Companies		284
Lasers-Systems/Components — 0.5%		
Rofin-Sinar Technologies*	11,850	358
Total Lasers-Systems/Components		358
Leisure & Recreational Products — 0.6%		
WMS Industries*	15,505	462
Total Leisure & Recreational Products		462
Life/Health Insurance — 0.5%		
Reinsurance Group of America	8,015	349
Total Life/Health Insurance		349
Medical Instruments — 2.0%		
Bruker*	40,065	515
Edwards Lifesciences*	5,940	369
Natus Medical*	27,160	569
Total Medical Instruments		1,453
Medical Labs & Testing Services — 0.7%		
Icon ADR*	6,345	479
Total Medical Labs & Testing Services		479
Medical Products — 1.1%		
American Medical Systems Holding*	23,275	348
Zoll Medical*	13,505	455
Total Medical Products		803

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Medical Sterilization Product — 0.7%		
STERIS	17,835	$ 513
Total Medical Sterilization Product		513
Medical-Biomedical/Genetic — 1.2%		
Bio-Rad Laboratories, Cl A*	7,270	588
Cambrex*	48,750	286
Total Medical-Biomedical/Genetic		874
Medical-Generic Drugs — 0.2%		
Alpharma, Cl A*	6,540	147
Total Medical-Generic Drugs		147
Medical-Hospitals — 1.3%		
Health Management Associates, Cl A*	26,630	173
Medcath*	28,940	520
Universal Health Services, Cl B	4,110	260
Total Medical-Hospitals		953
Medical-Outpatient/Home Medical — 0.9%		
Amsurg*	15,665	381
NovaMed*	64,380	243
Total Medical-Outpatient/Home Medical		624
Miscellaneous Manufacturing — 0.3%		
Trimas*	34,780	208
Total Miscellaneous Manufacturing		208
Motion Pictures & Services — 0.9%		
DreamWorks Animation SKG, Cl A*	16,890	503
Macrovision Solutions*	7,168	107
Total Motion Pictures & Services		610
Multi-line Insurance — 0.8%		
Hanover Insurance Group	13,155	559
Total Multi-line Insurance		559
Networking Products — 0.8%		
Extreme Networks*	115,310	327
Polycom*	10,340	252
Total Networking Products		579
Non-Hazardous Waste Disposal — 0.9%		
Waste Connections*	20,330	649
Total Non-Hazardous Waste Disposal		649
Oil Companies-Exploration & Production — 2.1%		
Berry Petroleum, Cl A	7,765	457
Bill Barrett*	2,990	178
Concho Resources*	10,945	408
Pioneer Natural Resources	5,550	434
Total Oil Companies-Exploration & Production		1,477

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 1.6%		
Dresser-Rand Group*	9,810	$ 384
Dril-Quip*	3,165	199
Lufkin Industries	7,135	594
Total Oil Field Machinery & Equipment		1,177
Oil Refining & Marketing — 0.2%		
CVR Energy*	6,660	128
Total Oil Refining & Marketing		128
Oil-Field Services — 1.5%		
Key Energy Services*	42,770	831
Willbros Group*	6,035	264
Total Oil-Field Services		1,095
Paper & Related Products — 1.3%		
Neenah Paper	17,700	296
Potlatch	8,300	374
Smurfit-Stone Container*	72,260	294
Total Paper & Related Products		964
Physical Practice Management — 0.6%		
Pediatrix Medical Group*	8,960	441
Total Physical Practice Management		441
Platinum — 1.3%		
Stillwater Mining*	79,253	938
Total Platinum		938
Precious Metals — 0.4%		
North American Palladium*	47,475	261
Total Precious Metals		261
Printing-Commercial — 0.3%		
Valassis Communications*	18,560	232
Total Printing-Commercial		232
Private Corrections — 0.6%		
Corrections Corp of America*	15,360	422
Total Private Corrections		422
Property/Casualty Insurance — 3.0%		
Arch Capital Group*	11,405	756
CNA Surety*	20,745	262
Philadelphia Consolidated*	5,460	185
RLI	3,955	196
Zenith National Insurance	20,610	725
Total Property/Casualty Insurance		2,124
Publishing-Books — 1.0%		
John Wiley & Sons, Cl A	16,005	721
Total Publishing-Books		721

Description	Shares	Value (000)
Publishing-Newspapers — 0.3%		
Dolan Media*	13,530	$ 246
Total Publishing-Newspapers		246
Racetracks — 1.5%		
International Speedway, Cl A	14,380	561
Speedway Motorsports	23,500	479
Total Racetracks		1,040
Reinsurance — 2.1%		
Aspen Insurance Holdings	13,850	328
Montpelier Re Holdings	16,060	237
Validus Holdings	43,410	922
Total Reinsurance		1,487
REITS-Diversified — 0.6%		
Washington Real Estate Investment Trust	14,145	425
Total REITS-Diversified		425
REITs-Hotels — 0.2%		
FelCor Lodging Trust	13,255	139
Total REITs-Hotels		139
REITs-Office Property — 0.3%		
Corporate Office Properties	5,440	187
Total REITs-Office Property		187
Rental Auto/Equipment — 0.5%		
H&E Equipment Services*	29,870	359
Total Rental Auto/Equipment		359
Retail-Apparel/Shoe — 0.2%		
Footstar	31,709	129
Total Retail-Apparel/Shoe		129
Retail-Auto Parts — 0.5%		
O'Reilly Automotive*	14,600	326
Total Retail-Auto Parts		326
Retail-Automobile — 0.5%		
Copart*	7,620	326
Total Retail-Automobile		326
Retail-Propane Distributors — 0.6%		
Star Gas Partners LP*	153,310	428
Total Retail-Propane Distributors		428
Rubber-Tires — 0.3%		
Cooper Tire & Rubber	28,960	227
Total Rubber-Tires		227

Description	Shares	Value (000)
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	31,275	$ 299
Total S&L/Thrifts-Eastern US		299
Satellite Telecommunications — 0.1%		
EchoStar, Cl A*	3,020	94
Total Satellite Telecommunications		94
Schools — 1.7%		
Capella Education*	4,800	286
DeVry	13,160	706
Learning Tree International*	11,530	197
Total Schools		1,189
Semiconductor Equipment — 2.7%		
Brooks Automation*	23,575	195
Entegris*	93,638	613
Lam Research*	7,405	268
MKS Instruments*	11,750	257
Varian Semiconductor Equipment Associates*	8,135	283
Verigy*	14,360	326
Total Semiconductor Equipment		1,942
Steel Pipe & Tube — 0.3%		
Mueller Water Products, Cl A	28,700	232
Total Steel Pipe & Tube		232
Telecommunications Equipment — 2.1%		
ADC Telecommunications*	18,810	278
CommScope*	7,310	386
Comtech Telecommunications*	17,140	840
Total Telecommunications Equipment		1,504
Telecommunications Services — 1.3%		
Neutral Tandem*	22,070	386
NTELOS Holdings	21,760	552
Total Telecommunications Services		938
Television — 0.5%		
Central European Media Enterprises, Cl A*	550	50
Sinclair Broadcast Group, Cl A	44,935	342
Total Television		392
Theaters — 0.4%		
Regal Entertainment Group, Cl A	20,750	317
Total Theaters		317

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Transport-Equipment & Leasing — 0.9%		
Aircastle	18,720	$ 157
GATX	8,255	366
Genesis Lease ADR	10,605	110
Total Transport-Equipment & Leasing		633
Transport-Marine — 0.4%		
Tidewater	4,805	312
Total Transport-Marine		312
Transport-Truck — 0.5%		
Landstar System	6,520	360
Total Transport-Truck		360
Wireless Equipment — 0.3%		
RF Micro Devices*	62,705	182
Total Wireless Equipment		182
Total Common Stock (Cost $68,747)		69,584
Investment Company — 0.6%		
iShares Russell 2000 Index Fund	6,730	465
Total Investment Company (Cost $489)		465
Money Market Fund — 1.8%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	1,318,776	1,319
Total Money Market Fund (Cost $1,319)		1,319
Total Investments — 99.6% (Cost $70,555)		71,368
Other Assets and Liabilities, Net — 0.4%		195
Total Net Assets — 100.0%		$ 71,563

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.
ADR — American Depositary Receipt
Cl — Class
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
LP — Limited Partnership
Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$71,368
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$71,368

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

As of June 30, 2008 (Unaudited)

	Old Mutual Small Cap Portfolio
Assets:	
Investment Securities, at cost	$ 70,555
Investment Securities, at value	$ 71,368
Receivable for Capital Shares Sold	2
Receivable for Investment Securities Sold	1,702
Receivable for Dividends and Interest	56
Receivable from Investment Advisor	30
Total Assets	73,158
Liabilities:	
Payable for Investment Securities Purchased	1,239
Payable for Management Fees	80
Payable for Capital Shares Redeemed	80
Payable to Custodian	52
Payable for Trustees' Fees	38
Accrued Expenses	106
Total Liabilities	1,595
Net Assets	$ 71,563
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 3,504,522 outstanding shares of beneficial interest	$ 61,340
Undistributed Net Investment Income	1,010
Accumulated Net Realized Gain on Investments	8,400
Net Unrealized Appreciation on Investments	813
Net Assets	$ 71,563
Net Asset Value, Offering and Redemption Price Per Share	$ 20.42

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the Six-Month Period Ended June 30, 2008 (Unaudited)

	Old Mutual Small Cap Portfolio
Investment Income:	
Dividends	$ 516
Less: Foreign Taxes Withheld	(14)
Total Investment Income	502
Expenses:	
Management Fees	419
Trustees' Fees	48
Custodian Fees	6
Professional Fees	43
Printing Fees	21
Transfer Agent Fees	11
Other Expenses	17
Total Expenses	565
Less:	
Waiver of Management Fees	(177)
Net Expenses	388
Net Investment Income	114
Net Realized Loss from Investment Transactions	(2,123)
Net Change in Unrealized Depreciation on Investments	(5,399)
Net Realized and Unrealized Loss on Investments	(7,522)
Decrease in Net Assets Resulting from Operations	$(7,408)

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets (000)

	Old Mutual Small Cap Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Income	$ 114	$ 902
Net Realized Gain (Loss) from Investments	(2,123)	11,377
Net Change in Unrealized Depreciation on Investments	(5,399)	(5,473)
Net Increase (Decrease) in Net Assets Resulting from Operations	(7,408)	6,806
Dividends and Distributions to Shareholders From:		
Net Realized Gains from Investment Transactions:	—	(12,052)
Total Dividends and Distributions	—	(12,052)
Capital Share Transactions:		
Shares Issued	150	428
Shares Issued upon Reinvestment of Distributions	—	12,052
Shares Redeemed	(8,140)	(20,822)
Decrease in Net Assets Derived from Capital Shares Transactions	(7,990)	(8,342)
Total Decrease in Net Assets	(15,398)	(13,588)
Net Assets:		
Beginning of Period	86,961	100,549
End of Period	$ 71,563	$ 86,961
Undistributed Net Investment Income	$ 1,010	$ 896
Shares Issued and Redeemed:		
Shares Issued	7	17
Shares Issued upon Reinvestment of Distributions	—	537
Shares Redeemed	(393)	(841)
Net Decrease in Shares Outstanding	(386)	(287)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED DECEMBER 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL SMALL CAP PORTFOLIO														
2008	$ 22.35	$ 0.03	$(1.96)	$(1.93)	$ —	$ —	$ —	$ 20.42	(8.64)%[†]	$ 71,563	1.02%[**]	1.48%[**]	0.30%[**]	68.32%[†]
2007	24.07	0.23	1.38	1.61	—	(3.33)	(3.33)	22.35	6.64%	86,961	1.02%	1.42%	0.93%	110.99%
2006	20.62	(0.04)	3.49	3.45	—	—	—	24.07	16.73%	100,549	1.02%	1.30%	(0.20)%	163.05%
2005	20.32	(0.04)	0.34	0.30	—	—	—	20.62	1.48%	115,378	1.20%	1.28%	(0.18)%	58.30%
2004	17.49	(0.13)	2.96	2.83	—	—	—	20.32	16.18%	154,841	1.20%	1.25%	(0.77)%	80.68%
2003	12.58	(0.07)	4.98	4.91	—	—	—	17.49	39.03%	219,398	1.20%	1.24%	(0.48)%	125.35%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

[**] Ratios for periods of less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

14

Notes to Financial Statements

As of June 30, 2008 (Unaudited)

1. Organization

Old Mutual Small Cap Portfolio (the "Small Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Growth Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008, 91% of the outstanding shares of the Small Cap Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Small Cap Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

NOTES TO FINANCIAL STATEMENTS — continued

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Portfolio had no outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Small Cap Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Small Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Small Cap Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.02% of the Small Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Small Cap Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Small Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Small Cap Portfolio to exceed 1.02%. No reimbursement by the Small Cap Portfolio will be made unless: (i) the Small Cap Portfolio's assets exceed $75 million; (ii) the Small Cap Portfolio's total annual operating expense ratio is less than 1.02%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Portfolio for which the Advisor may seek reimbursement was $297 (000) (expiring December 31, 2009), $393 (000) (expiring December 31, 2010) and $177 (000) (expiring December 31, 2011). As of June 30, 2008, the net assets of the Small Cap Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Small Cap Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with Liberty Ridge and Eagle Asset Management, Inc. to provide co-sub-advisory services to the Small Cap Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each co-sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Small Cap Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee for each co-sub-advisor is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

NOTES TO FINANCIAL STATEMENTS — continued

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Portfolio for the six-month period ended June 30, 2008, were $51,222 (000) and $58,097 (000), respectively.

5. FEDERAL TAX INFORMATION

The Small Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax possitions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, were reclassified to/from the following accounts:

Decrease Undistributed Net Investment Income (000)	Increase Accumulated Net Realized Gain (000)
$(9)	$9

The tax character of the dividends and distributions declared during the year ended December 31, 2007 were $4,239 (000) and $7,813 (000) of ordinary income and long term capital gains, respectively. No dividends or distributions were declared during the year ended December 31, 2006.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Undistributed Ordinary Income	$ 7,393
Distributable Long-Term Capital Gain	5,097
Post October Losses	(504)
Unrealized Appreciation	5,645
	$17,631

Post-October losses represent losses realized on investment transactions from November 1, 2007 through December 31, 2007, in accordance with Federal income tax regulations, the Portfolio may elect to defer and treat as having arisen in the following year.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Portfolio for federal income tax purposes at June 30, 2008 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$70,555	$7,206	$(6,393)	$813

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Small Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisors may misgauge that worth.

Small and Mid-Size Company Risk — The Small Cap Portfolio invests in small and mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

In the normal course of business, the Small Cap Portfolio enters into various contracts that provide for general indemnifications. The Small Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Portfolio. However, based on experience, the Small Cap Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

Notes to Financial Statements — concluded
As of June 30, 2008 (Unaudited)

8. Litigation

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities.* SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. Subsequent Event

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Portfolio				
Actual Portfolio Return	$1,000.00	$ 913.60	1.02%	$4.85
Hypothetical 5% Return	1,000.00	1,019.79	1.02	5.12

* Expenses are equal to the Small Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-08-334 08/2008



OLD MUTUAL®

Insurance Series Fund

Old Mutual Insurance Series Fund

SEMI-ANNUAL REPORT

June 30, 2008

Old Mutual Small Cap Growth Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual Insurance Series Fund Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Insurance Series Fund Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

OLD MUTUAL SMALL CAP GROWTH PORTFOLIO

PORTFOLIO SUMMARY (UNAUDITED)

Top Ten Holdings as of June 30, 2008

Psychiatric Solutions	4.0%
iShares Russell 2000 Growth Index Fund	2.5%
Conceptus	2.5%
Massey Energy	2.1%
Capella Education	2.0%
Parallel Petroleum	2.0%
T-3 Energy Services	2.0%
DTS	2.0%
Equinix	1.9%
Microsemi	1.9%
As a % of Total Portfolio Investments	22.9%

Sector Weightings as of June 30, 2008 — % of Total Portfolio Investments



Investment Company (2.5%)
Cash Equivalents (2.0%)
Consumer Discretionary (12.2%)
Energy (16.3%)
Financials (2.4%)
Health Care (17.7%)
Industrials (18.5%)
Information Technology (28.4%)

Description	Shares	Value
Common Stock — 98.4%		
Auction House/Art Dealer — 1.2%		
Ritchie Bros Auctioneers	1,041	$ 28,242
Total Auction House/Art Dealer		28,242
Audio/Video Products — 2.0%		
DTS*	1,548	48,483
Total Audio/Video Products		48,483
Auto/Truck Parts & Equipment-Original — 1.3%		
Amerigon*	1,204	8,560
Titan International	637	22,690
Total Auto/Truck Parts & Equipment-Original		31,250
Casino Services — 1.9%		
Scientific Games, Cl A*	1,559	46,178
Total Casino Services		46,178
Coal — 3.2%		
James River Coal*	392	23,006
Massey Energy	552	51,750
Total Coal		74,756
Commercial Banks-Central US — 0.6%		
PrivateBancorp	482	14,643
Total Commercial Banks-Central US		14,643
Commercial Banks-Eastern US — 0.4%		
Signature Bank*	350	9,016
Total Commercial Banks-Eastern US		9,016
Commercial Services — 3.5%		
CoStar Group*	753	33,471
ExlService Holdings*	1,565	21,957
Team*	796	27,319
Total Commercial Services		82,747
Computer Aided Design — 1.9%		
Ansys*	950	44,764
Total Computer Aided Design		44,764
Computer Services — 0.5%		
3PAR*	1,472	11,540
Total Computer Services		11,540
Computer Software — 0.9%		
Double-Take Software*	1,598	21,957
Total Computer Software		21,957
Computers-Peripheral Equipment — 0.6%		
Compellent Technologies*	1,175	13,325
Total Computers-Peripheral Equipment		13,325

Description	Shares	Value
Consulting Services — 2.2%		
FTI Consulting*	667	$ 45,663
Hill International*	362	5,951
Total Consulting Services		51,614
Distribution/Wholesale — 0.7%		
Fossil*	579	16,832
Total Distribution/Wholesale		16,832
Diversified Manufacturing Operations — 1.0%		
ESCO Technologies*	505	23,695
Total Diversified Manufacturing Operations		23,695
Educational Software — 1.9%		
Blackboard*	542	20,721
SkillSoft ADR*	2,595	23,459
Total Educational Software		44,180
Electronic Components-Semiconductors — 5.1%		
Applied Micro Circuits*	2,028	17,360
AuthenTec*	1,200	12,504
Cavium Networks*	528	11,088
Microsemi*	1,863	46,910
Netlogic Microsystems*	535	17,762
Rubicon Technology*	777	15,789
Total Electronic Components-Semiconductors		121,413
Electronic Design Automation — 1.0%		
Cogo Group*	2,608	23,759
Total Electronic Design Automation		23,759
E-Marketing/Information — 0.9%		
Constant Contact*	1,082	20,396
Total E-Marketing/Information		20,396
Energy-Alternate Sources — 2.1%		
Energy Conversion Devices*	530	39,029
Evergreen Solar*	1,135	10,998
Total Energy-Alternate Sources		50,027
Enterprise Software/Services — 1.8%		
Taleo, Cl A*	1,108	21,706
Ultimate Software Group*	602	21,449
Total Enterprise Software/Services		43,155
Footwear & Related Apparel — 1.0%		
Deckers Outdoor*	162	22,550
Total Footwear & Related Apparel		22,550
Insurance Brokers — 0.7%		
eHealth*	907	16,018
Total Insurance Brokers		16,018

OLD MUTUAL SMALL CAP GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2008 (Unaudited)

Description	Shares	Value
Internet Application Software — 1.7%		
Vocus*	1,232	$ 39,633
Total Internet Application Software		39,633
Internet Content-Information/News — 0.4%		
LoopNet*	835	9,436
Total Internet Content-Information/News		9,436
Investment Management/Advisory Services — 0.8%		
Affiliated Managers Group*	214	19,273
Total Investment Management/Advisory Services		19,273
Machinery-Construction & Mining — 1.6%		
Bucyrus International	532	38,847
Total Machinery-Construction & Mining		38,847
Marine Services — 1.1%		
Aegean Marine Petroleum Network	671	27,303
Total Marine Services		27,303
Medical Instruments — 3.6%		
Conceptus*	3,256	60,203
NuVasive*	582	25,992
Total Medical Instruments		86,195
Medical Labs & Testing Services — 0.8%		
Icon ADR*	258	19,484
Total Medical Labs & Testing Services		19,484
Medical Products — 0.9%		
Zoll Medical*	600	20,202
Total Medical Products		20,202
Medical-Biomedical/Genetic — 4.0%		
Alexion Pharmaceuticals*	531	38,498
Illumina*	514	44,774
Sequenom*	705	11,252
Total Medical-Biomedical/Genetic		94,524
Medical-Generic Drugs — 0.7%		
Perrigo	512	16,266
Total Medical-Generic Drugs		16,266
Motion Pictures & Services — 1.4%		
DreamWorks Animation SKG, Cl A*	1,137	33,894
Total Motion Pictures & Services		33,894
Networking Products — 2.8%		
Atheros Communications*	1,011	30,330
Starent Networks*	752	9,460
Switch & Data Facilities*	1,620	27,524
Total Networking Products		67,314

Description	Shares	Value
Oil & Gas Drilling — 2.2%		
Hercules Offshore*	681	$ 25,892
Patterson-UTI Energy	717	25,841
Total Oil & Gas Drilling		51,733
Oil Companies-Exploration & Production — 8.8%		
Arena Resources*	358	18,910
BPZ Resources*	744	21,874
Cano Petroleum*	1,306	10,370
Carrizo Oil & Gas*	515	35,065
GMX Resources*	407	30,159
Parallel Petroleum*	2,468	49,680
Penn Virginia	226	17,045
Rex Energy*	916	24,182
Total Oil Companies-Exploration & Production		207,285
Oil Field Machinery & Equipment — 2.7%		
Dril-Quip*	228	14,364
T-3 Energy Services*	624	49,589
Total Oil Field Machinery & Equipment		63,953
Physical Therapy/Rehabilitation Centers — 4.2%		
Psychiatric Solutions*	2,602	98,460
Total Physical Therapy/Rehabilitation Centers		98,460
Printing-Commercial — 1.2%		
VistaPrint*	1,022	27,349
Total Printing-Commercial		27,349
Publishing-Newspapers — 0.7%		
Dolan Media*	924	16,817
Total Publishing-Newspapers		16,817
Research & Development — 1.2%		
Parexel International*	1,053	27,704
Total Research & Development		27,704
Respiratory Products — 0.5%		
Resmed*	312	11,151
Total Respiratory Products		11,151
Retail-Apparel/Shoe — 0.7%		
Aeropostale*	554	17,357
Total Retail-Apparel/Shoe		17,357
Retail-Restaurants — 0.6%		
Red Robin Gourmet Burgers*	503	13,953
Total Retail-Restaurants		13,953

Description	Shares	Value
Schools — 5.1%		
American Public Education*	760	$ 29,670
Capella Education*	833	49,688
Strayer Education	195	40,769
Total Schools		120,127
Semiconductor Components-Integrated Circuits — 1.6%		
Anadigics*	2,328	22,931
Techwell*	1,227	15,116
Total Semiconductor Components-Integrated Circuits		38,047
Semiconductor Equipment — 0.8%		
Teradyne*	1,619	17,922
Total Semiconductor Equipment		17,922
Telecommunications Equipment-Fiber Optics — 0.6%		
IPG Photonics*	752	14,145
Total Telecommunications Equipment-Fiber Optics		14,145
Therapeutics — 2.4%		
BioMarin Pharmaceuticals*	944	27,357
United Therapeutics*	302	29,521
Total Therapeutics		56,878
Transactional Software — 2.0%		
Innerworkings*	2,600	31,096
Solera Holdings*	568	15,711
Total Transactional Software		46,807
Transport-Rail — 1.1%		
Genesee & Wyoming, Cl A*	800	27,216
Total Transport-Rail		27,216
Web Hosting/Design — 2.0%		
Equinix*	522	46,573
Total Web Hosting/Design		46,573
Wire & Cable Products — 3.8%		
Belden	1,112	37,675
Fushi Copperweld*	481	11,414
General Cable*	682	41,499
Total Wire & Cable Products		90,588
Total Common Stock (Cost $2,094,160)		2,326,976
Investment Company — 2.6%		
iShares Russell 2000 Growth Index Fund	795	60,547
Total Investment Company (Cost $59,981)		60,547

Description	Shares	Value
Money Market Fund — 2.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	48,366	$ 48,366
Total Money Market Fund (Cost $48,366)		48,366
Total Investments — 103.0% (Cost $2,202,507)		2,435,889
Other Assets and Liabilities, Net — (3.0)%		(72,052)
Total Net Assets — 100.0%		$ 2,363,837

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.
ADR — American Depositary Receipt
Cl — Class

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$2,435,889
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$2,435,889

The accompanying notes are an integral part of the financial statements.

Statement of Assets & Liabilities

As of June 30, 2008 (Unaudited)

	Old Mutual Small Cap Growth Portfolio
Assets:	
Investment Securities, at cost	$ 2,202,507
Investment Securities, at value	$ 2,435,889
Receivable for Investment Securities Sold	60,257
Receivable for Dividends and Interest	283
Receivable from Investment Advisor	6,706
Total Assets	2,503,135
Liabilities:	
Payable for Investment Securities Purchased	67,909
Payable for Management Fees	4,534
Payable for Capital Shares Redeemed	16,790
Payable for Trustees' Fees	2,113
Accrued Expenses	47,952
Total Liabilities	139,298
Net Assets	$ 2,363,837
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 276,411 outstanding shares of beneficial interest	$ 3,772,299
Accumulated Net Investment Loss	(10,446)
Accumulated Net Realized Loss on Investments	(1,631,398)
Net Unrealized Appreciation on Investments	233,382
Net Assets	$ 2,363,837
Net Asset Value, Offering and Redemption Price Per Share	$ 8.55

The accompanying notes are an integral part of the financial statements.

Statement of Operations

	Old Mutual Small Cap Growth Portfolio
Investment Income:	
Dividends	$ 3,325
Less: Foreign Taxes Withheld	(12)
Total Investment Income	3,313
Expenses:	
Management Fees	12,216
Trustees' Fees	2,482
Custodian Fees	12,155
Professional Fees	9,612
Printing Fees	9,415
Transfer Agent Fees	12,366
Pricing Fees	293
Insurance Expense	5,397
Other Expenses	997
Total Expenses	64,933
Less:	
Waiver of Management Fees	(12,216)
Reimbursement of Other Expenses by Advisor	(38,953)
Expense Reduction[1]	(5)
Net Expenses	13,759
Net Investment Loss	(10,446)
Net Realized Loss from Investment Transactions	(417,226)
Net Change in Unrealized Depreciation on Investments	(250,312)
Net Realized and Unrealized Loss on Investments	(667,538)
Decrease in Net Assets Resulting from Operations	$(677,984)

[1] All expense reductions are for transfer agent expenses. See Note 2.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Old Mutual Small Cap Growth Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:		
Net Investment Loss	$ (10,446)	$ (28,926)
Net Realized Gain (Loss) from Investments	(417,226)	501,561
Net Change in Unrealized Appreciation (Depreciation) on Investments	(250,312)	98,272
Net Increase (Decrease) in Net Assets Resulting from Operations	(677,984)	570,907
Capital Share Transactions:		
Shares Issued	120,526	460,424
Shares Redeemed	(396,108)	(758,233)
Decrease in Net Assets Derived from Capital Shares Transactions	(275,582)	(297,809)
Total Increase (Decrease) in Net Assets	(953,566)	273,098
Net Assets:		
Beginning of Period	3,317,403	3,044,305
End of Period	$2,363,837	$3,317,403
Accumulated Net Investment Loss	$ (10,446)	$ —
Shares Issued and Redeemed:		
Shares Issued	14,021	45,090
Shares Redeemed	(44,581)	(73,994)
Net Decrease in Shares Outstanding	(30,560)	(28,904)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Year or Period Ended December 31, (unless otherwise noted) and for the Six-Month Period ended June 30, 2008 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Small Cap Growth Portfolio														
2008	$10.81	$(0.04)	$(2.22)	$(2.26)	$—	$—	$—	$ 8.55	(20.91)%[†]	$2,363,837	1.07%[**]	5.04%[**]	(0.81)%[**]	142.08%[†]
2007	9.06	(0.09)	1.84	1.75	—	—	—	10.81	19.32%	3,317,403	1.07%	3.07%	(0.88)%	166.63%
2006	8.42	(0.07)	0.71	0.64	—	—	—	9.06	7.60%	3,044,305	1.07%	2.46%	(0.83)%	299.96%
2005	8.06	(0.08)	0.44	0.36	—	—	—	8.42	4.47%	3,298,303	1.20%	2.39%	(1.01)%	64.42%
2004	8.02	(0.08)	0.12	0.04	—	—	—	8.06	0.50%	4,390,461	1.20%	1.94%	(1.13)%	80.70%
2003	5.12	(0.07)	2.97	2.90	—	—	—	8.02	56.64%	5,866,653	1.20%	1.79%	(1.13)%	67.82%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.
**Ratios for periods of less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2008 (Unaudited)

1. Organization

Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2008, 100% of the outstanding shares of the Small Cap Growth Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Small Cap Growth Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Growth Portfolio had no outstanding futures contracts as of June 30, 2008.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Growth Portfolio had no outstanding options contracts as of June 30, 2008.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statement of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JUNE 30, 2008 (UNAUDITED)

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Small Cap Growth Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Small Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive through April 30, 2009, its Management Fees and assume other expenses of the Small Cap Growth Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.07% of the Small Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Small Cap Growth Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Growth Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Small Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Small Cap Growth Portfolio to exceed 1.07%. No reimbursement by the Small Cap Growth Portfolio will be made unless: (i) the Small Cap Growth Portfolio's assets exceed $75 million; (ii) the Small Cap Growth Portfolio's total annual operating expense ratio is less than 1.07%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At June 30, 2008, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Growth Portfolio for which the Advisor may seek reimbursement was $44,591 (expiring December 31, 2009), $65,768 (expiring December 31, 2010) and $51,169 (expiring December 31, 2011). As of June 30, 2008, the net assets of the Small Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Small Cap Growth Portfolio, and the Advisor have entered into a sub-advisory agreement (the 'Sub-Advisory Agreement) with Copper Rock Capital Partners, LLC ("Copper Rock") to provide sub-advisory services to the Small Cap Growth Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Copper Rock is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Small Cap Growth Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — The Bank of New York Mellon serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Growth Portfolio for the six-month period ended June 30, 2008, were $3,641,566 and $3,810,563, respectively.

5. FEDERAL TAX INFORMATION

The Small Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-in Capital	Increase Undistributed Net Investment Income
$(28,926)	$28,926

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows:

Capital loss carryforwards expiring:

December 2010	$(438,358)
December 2011	(750,921)
Unrealized Appreciation	458,801
	$(730,478)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Small Cap Growth Portfolio utilized $506,973 of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Growth Portfolio for federal income tax purposes at June 30, 2008 were as follows:

Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation
$2,202,507	$348,012	$(114,630)	$233,382

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Growth Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Small Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small Company Risk — The Small Cap Growth Portfolio invests in small-size companies. While small-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Growth Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Small Cap Growth Portfolio's growth style of investing, and the Small Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Growth Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Growth Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

In the normal course of business, the Small Cap Growth Portfolio enters into various contracts that provide for general indemnifications. The Small Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Growth Portfolio. However, based on experience, the Small Cap Growth Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds II and Old Mutual Funds I (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a class action suit ("Class Action Suit") and a separate derivative suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

Notes to Financial Statements — concluded

9. New Accounting Pronouncements

In March 2008, the FASB issued *Statement of Financial Accounting Standards (SFAS) No. 161, "Disclosures about Derivative Instruments and Hedging Activities.* SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

10. Subsequent Event

Old Mutual Capital intends to seek approval from the Portfolio's Board on August 22, 2008 to liquidate the Portfolio and terminate the Trust on or around December 15, 2008.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the six-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$790.90	1.07%	$4.76
Hypothetical 5% Return	1,000.00	1,019.54	1.07	5.37

* Expenses are equal to the Small Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-08-340 08/2008